Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Listed Company NIRE 35300010230 ANNOUNCEMENT TO THE MARKET Itaú Unibanco Holding S.A. 2nd Quarter 2020 Result Itaú Unibanco Holding S.A. (“Company”) announces to its shareholders and the market at large that the Complete Financial Statements and the Management Discussion and Analysis for the 2nd quarter of 2020 ending June 30, 2020 are already available on the Investor Relations website (www.itau.com.br/investor-relations). Additionally, we forward the information described below: • Press Presentation on the quarterly result, scheduled for 08/04/2020 at 8:30 am (Brasĺlia official time) (Attachment 01); • Presentation for public conference calls on the quarterly result, scheduled for Tuesday, 08/04/2020, in Portuguese at 09:00 am (EDT) and in English at 10:30 am (EDT) (Attachment 02); • Institutional Presentation of the 2nd quarter of 2020 (Attachment 03). The expectations and tendencies presented are based on information available up to the moment and involve risks, uncertainties, and assumptions that may be beyond our control. These information’s strengthen our commitment to transparency in our disclosures to the many strategic audiences we have. São Paulo ‐ SP, August 04, 2020. Alexsandro Broedel Group Executive Finance Director and Head of Investor Relations

Attachment 01 (portuguese only)

Teleconferência com a Imprensa Resultados 2T20 04/08/2020

Contexto Momento atual Indicadores PIB Postos de trabalho Medidas do Taxa de juros—% variação em % (CAGED com ajuste sazonal) Governo SELIC (final do período) econômicos -10,6% -1,3 mi ~R$ 370 bi 2,25% Indicadores sugerem que a Expectativa¹ Segundo trimestre ~ 5% do PIB -2,25 p.p 2T20 vs. 1T20 de 2020 (mar – jul/20) (jul/20 vs. dez/19) atividade econômica atingiu o piso em abril e já mostra alguma recuperação Índice Itaú de Atividade Econômica (base 100 = nível de março, pré-crise). Considera o consumo de bens, consumo de serviços (em operações da Itaucard) e uma proxy para a energia elétrica industrial. 100 91 84 55 (1) Expectativa: Equipe Econômica do Itaú Unibanco. 13/03 28/03 09/06 25/07 2

Contexto | Suporte aos clientes durante a crise

R$ 52 bilhões em flexibilização das condições de pagamentos de empréstimos

Em 30 de junho de 2020

programa **Travessia**

Esta iniciativa inédita visa tratar de forma estruturada o endividamento, dando fôlego aos clientes e garantindo que tenham condições sustentáveis ao longo do tempo.

O leque de soluções customizadas inclui carência no pagamento, alongamento de prazos de empréstimos e oferta de crédito adicional.

Já beneficiou cerca de:

- **1,8 milhão** pessoas físicas
- **200 mil** micro e pequenas empresas

- **Carência de até**
  - 120 dias para pessoas físicas
  - 180 dias para micro e pequenas empresas
- **Alongamento do prazo de até**
  - 6 anos para pessoas físicas
  - 5 anos para micro e pequenas empresas
- **Melhores condições de taxas de juros**

Foram concedidos em novos créditos

16 de março a 17 de julho de 2020

R$ 96,8 bilhões

R$ 14,1 bilhões	pessoas físicas
R$ 17,1[1] bilhões	micro e pequenas empresas
R$ 13,2 bilhões	médias empresas
R$ 52,4 bilhões	grandes empresas

Ações conjuntas com o governo

R$ 1,6 bilhão
de crédito emergencial para folha de pagamento
para pagar o salário de mais 660 mil funcionários nos últimos meses

1º banco privado
a oferecer linha de crédito do Pronampe
R$ 3,6 bilhões - todo o volume disponibilizado - para cerca de 36 mil micro e pequenas empresas

R$ 2,9 bilhões
subscritos pelo Itaú Unibanco na operação entre CCEE(*) e bancos de um total de R$ 15,2 bi, para apoiar as geradoras, distribuidoras e concessionárias de energia

(*) CCEE – Câmara de Comercialização de Energia Elétrica

(1) Considera o crédito emergencial para folha de pagamento e linha de crédito do Pronampe.

3

Destaque **Todos pela saúde**

todos pela saúde

Dos mais de R$ 1,2 bilhão doados até o momento,

Mais de R$ 1 bilhão já foram destinados em 4 áreas de atuação.

Algumas das principais realizações destes 90 dias.

R$ 94 milhões
para informar
~ 175 milhões de pessoas
Campanhas de esclarecimento e conscientização da população e orientação para o uso correto de máscaras de proteção.

R$ 347 milhões
para proteger
330 mil profissionais de saúde e 172 mil pacientes
Beneficiados pela distribuição de mais de 50 milhões de equipamentos de proteção.

+ 25 mil testes por dia
Início das operações da Central de Testagem no dia 31 no RJ e no dia 7 de agosto no CE

14 milhões de máscaras
Distribuídas para idosos, usuários de transporte público, moradores de comunidades, população indígena e pessoas em situação de rua.

R$ 222 milhões
para preparar
a sociedade para o retorno à normalidade
Apoio em pesquisas epidemiológicas e para o tratamento da covid-19

Investimento nas novas fábricas de vacinas da Fiocruz e Instituto Butantã

R$ 396 milhões
para cuidar
apoio a 50 mil idosos
E cuidadores em mais de 600 instituições

105 mil oxímetros
atendendo todos os municípios do Brasil

44 mil testes
E ações de conscientização para caminhoneiros

1 mil equipamentos hospitalares
Implementação de Centros de Acolhimento em áreas vulneráveis.

4

2020 ESG

Aspectos ESG vêm sendo integrados à gestão do Banco há mais de duas décadas

1999	2004	2005	2008	2009	2010	2017	2018	2019
Dow Jones Sustainability Index (DJSI)	Princípios do Equador	Índice de Sustentabilidade Empresarial (ISE)	Princípios para Investimento Responsável (PSI)	Global Reporting Initiative Standards (GRI)	Carbon Disclosure Project (CDP)	Índice de Igualdade de Gênero da Bloomberg	Objetivos de Desenvolvimento Sustentável (ODS)	Princípios para Responsabilidade Bancária (ONU)

2020

Plano integrado para promoção do desenvolvimento sustentável da Amazônia

Em conjunto com os bancos Bradesco e Santander, anunciamos 10 medidas concretas, construídas a partir de 3 frentes prioritárias para a região:

1. **conservação ambiental** e desenvolvimento da bioeconomia
2. **investimento** em infraestrutura sustentável
3. **garantia dos direitos básicos** da população

Os três bancos estão trabalhando em conjunto no detalhamento das iniciativas e no estabelecimento de objetivos, metas e métricas claros.

Desde 2012
Compensamos 100% de nossas emissões diretas (escopo 1)[1]

Desde 2017
Compensamos 100% de nossas emissões indiretas (escopo 2)[2]

Práticas de gestão e transparência ESG

100% aderentes ao TCFD até 2022

Seguimos o principal framework mundial da agenda de mudanças climáticas – Task Force on Climate-related Financial Disclosures.

Adotamos os indicadores SASB

Reportamos 12 dos 14 indicadores do Sustainability Accounting Standards Board em nosso Relatório Anual Integrado 2019

(1) Escopo 1: Emissões diretas de gases do efeito estufa (GEE) provenientes de fontes que pertencem ou são controladas pelo Itaú Unibanco; (2) Escopo 2: Emissões indiretas de GEE provenientes da aquisição de energia elétrica que é consumida pelo Itaú Unibanco.

5

2T20 Destaques financeiros

Em R$ bilhões

Lucro líquido recorrente

R$ 4,2 bi


7,0
7,2
7,3
3,9
4,2
2T19
3T19
4T19
1T20
2T20

ROE recorrente

13,5 %


23,5%
23,5%
23,7%
12,8%
13,5%
13,0%
12,5%
12,5%
12,5%
13,0%
2T19
3T19
4T19
1T20
2T20

ROE recorrente (%)
Custo de capital médio (%)

Carteira de crédito

R$ 811,3 bi


674,5
703,4
722,6
788,3
811,3
jun/19
set/19
dez/19
mar/20
jun/20

Custo do crédito[1]

R$ 7,8 bi


4,0
4,5
5,8
10,1
7,8
2T19
3T19
4T19
1T20
2T20

(1) Despesa de Provisão para Créditos de Liquidação Duvidosa + Recuperação de Créditos + *Impairment* + Descontos Concedidos)

6

2T20 Carteira de crédito

Em R$ bilhões

	Jun/20	Mar/20	Δ	Jun/19	Δ
Pessoas físicas	228,8	238,1	-3,9%	222,3	2,9%
Cartão de crédito	72,9	83,8	-13,1%	79,3	-8,1%
Crédito pessoal	37,3	37,4	-0,2%	32,8	13,7%
Crédito consignado	50,4	50,3	0,2%	49,1	2,6%
Veículos	19,5	19,4	0,3%	17,2	13,2%
Crédito imobiliário	48,8	47,2	3,5%	44,0	11,0%
Micro, pequenas e médias empresas	107,4	104,5	2,8%	83,1	29,3%
Total PF + Micro, pequenas e médias empresas	**336,2**	**342,6**	**-1,8%**	**305,4**	**10,1%**
Grandes empresas	259,2	250,2	3,6%	203,4	27,5%
Operações de crédito	175,4	171,9	2,0%	146,4	19,8%
Títulos privados	83,9	78,3	7,1%	56,9	47,3%
Total Brasil	**595,5**	**592,8**	**0,5%**	**508,8**	**17,0%**
América Latina	215,9	195,6	10,4%	165,7	30,2%
Total com garantias financeiras e títulos privados	**811,3**	**788,3**	**2,9%**	**674,5**	**20,3%**
Total (ex-variação cambial)	**811,3**	**810,8**	**0,1%**	**736,7**	**10,1%**

Originação de crédito[1]

1S20 vs. 1S19

Pessoas físicas	+ 5%
Micro, pequenas e médias empresas	+ 13%
Grandes empresas	+ 59%
Total Brasil[2]	+ 29%
Emissão de títulos privados[3]	- 16%

Movimentação do crédito pessoal

Jun/20 vs. Mar/20

Crédito sob medida	+ 44%
Cheque especial	- 23%
Crediário	- 36%

(1) Não considera originação de cartão de crédito, cheque especial, renegociação de dívida e outros créditos rotativos. Média por dia útil no período, exceto para emissão de títulos privados; (2) Não inclui emissão de títulos privados; (3) Fonte: ANBIMA. Considera o volume total das emissões de títulos privados de renda fixa e híbridos, coordenadas pelo Itaú Unibanco no mercado local (inclui volume distribuído).

7

2T20 Provisão para perda de crédito Em R$ bilhões Modelo de perda esperada Custo do crédito¹ 5,3% Relação entre 3,3% 3,9% Alocação da provisão total 2,4% 2,6% o custo do 10,1 crédito¹ anualizado Jun/20 vs. Jun/19 e a carteira 7,8 4,5 5,8 49,3 Total + 48,9% de crédito²—(%) 4,0 47,1 Perda Esperada 2T19 3T19 4T19 1T20 2T20 33,1 25,7 Perda Potencial + 99,4% 22,6 Relacionada à perda esperada em Varejo e perdas potenciais do Atacado. R$ 12,8 bi Índice de cobertura (NPL 90 dias—%) 12,9 Ratings agravados 920% Atacado—Brasil Relacionada a agravamento da + 19,6% classificação de risco de operações em R$ 1,9 bi 638% 11,5 11,4 atraso e de operações renegociadas. 341% América Latina 9,5 399% 281% Total 247% Atraso 227% 239% + 13,8% 208% 212% Varejo—Brasil 10,7 13,0 12,1 Relacionado ao provisionamento 193% mínimo requerido em função do atraso. R$ 1,5 bi 172% jun/19 set/19 dez/19 mar/20 jun/20 Jun/19 Mar/20 Jun/20 (1) Despesa de Provisão para Créditos de Liquidação Duvidosa + Recuperação de Créditos + Impairment + Descontos Concedidos; (2)Saldo médio da carteira de crédito com avais, fianças e títulos privados considerando-se os dois últimos trimestres. 8

2020 Perspectivas

Em função da baixa visibilidade sobre a extensão e profundidade dos efeitos da crise atual, manteremos suspensas as projeções para o ano de 2020.

1. Níveis de **liquidez e capitalização** adequados aos nossos cenários de *stress test*.
2. A **carteira de crédito**, no curto prazo, seguirá com expansão proporcionalmente maior no segmento de grandes empresas, ao mesmo tempo em que a flexibilização de créditos para pessoas físicas, micro e pequenas empresas levará a carteira a manter estabilidade nesses segmentos. A reversão desta tendência de mudança de mix pode ser causada por uma maior demanda de clientes pessoa física e/ou pelo incremento da atividade no mercado de capitais.
3. Potencial redução adicional da **taxa média da margem financeira com clientes (NIM)** devido à progressiva mudança do mix da carteira de crédito e impacto da menor taxa de juros na remuneração do nosso capital de giro próprio e margem de passivos.
4. Crescimento trimestral das **receitas de serviços e seguros** em linha com a tendência de recuperação da atividade econômica e reabertura do mercado de capitais.
5. Possível redução no **custo do crédito** no curto prazo – ancorado no modelo de perda esperada que reagirá prontamente a mudanças no cenário macroeconômico do país e as condições financeiras dos nossos clientes.
6. A gestão estratégica de **custos** baseada no contínuo investimento em tecnologia, nas novas formas de trabalho, na otimização dos canais de distribuição, além dos projetos estruturais de eficiência continuará trazendo benefícios nos próximos trimestres.

Nota: As perspectivas apresentadas neste slide não devem ser entendidas como projeção formal de performance financeira para o ano de 2020.

9

Teleconferência com a Imprensa Resultados 2T20 04/08/2020 Itaú Unibanco Holding S.A.

Attachment 02

Conference call 2Q20 Earnings review São Paulo, August 4th, 2020 Candido Botelho Bracher President and CEO Milton Maluhy Filho Executive Vice-President, CFO and CRO Alexsandro Broedel Executive Director, Group Head of Finance and Investor Relations Renato Lulia Jacob Head of Investor Relations and Market intelligence Itaú Unibanco Holding S.A.

Context Current outlook Economic GDP Formal Jobs Government Interest rate—% % change (CAGED, seasonally adjusted) measures SELIC (end of period) indicators -10.6% -1.3M ~R$370B 2.25% Indicators suggest Prospect¹ Second quarter ~5% of GDP -225 bps 2Q20 vs. 1Q20 of 2020 (Mar. to July-20) (July-20 vs. Dec-19) economic activity hit the bottom in April and already shows signs of rebounding. Itaú Economic Activity Index (base 100 = March level, pre-crisis). Considers the consumption of goods, services (in Itaucard operations) and a proxy for industrial electricity. 100 91 84 55 (1) Forecast by Itaú Unibanco Economic Team. 03-13 03-28 06-09 07-25 2

Context | Support for clients during the crisis

R$52 billion in loan portfolio reprofiling

In June 30, 2020

programa **Travessia**

This unprecedented initiative aims to address indebtedness using a structured approach, providing clients with some respite and ensuring that they enjoy sustainable conditions over time.

The range of customized solutions includes grace periods, extended loan terms and additional credit offer.

It has already benefited:

- **~1.8 million** individuals
- **~200 thousand** very small and small companies

- [x] **Grace period of up**
  - **120 days** for individuals
  - **180 days** for very small and small companies
- [x] **Term extension of up to**
  - **6 years** for individuals
  - **5 years** for very small and small companies
- [x] **Better interest rate conditions**

New credits were granted

March 16 to July 17, 2020

R$96.8 billion

R$14.1 billion	individuals
R$17.1[1] billion	very small and small companies
R$13.2 billion	middle-market companies
R$52.4 billion	large companies

Participation in government initiatives

R$1.6 billion
in emergency credit for payrolls
to finance salaries of more than 660 thousand employees in the last months

1st private bank
to offer the Pronampe[2] credit line
R$ 3.6 billion - all available volume – for about 36 thousand very small and small companies

R$2.9 billion
subscribed by Itaú Unibanco in the initiative between CCEE[3] and banks of a total of R$ 15.2 billion, to support energy generators, distributors and concessionaires

(1) Includes emergency credit for payroll financing and the Pronampe[2] credit line; (2) Pronampe is a national support program for very small and small companies; (3) Chamber of Commercialization of Electric Energy

3

Retail Loan Carteira portfolio Flexibilizada reprofiling R$52 billion Reprofiled portfolio by product (in R$ billions) March 16 to June 30, 2020 in loan reprofiling for Very small and individuals, very small and Individuals 37.6 14.6 small companies small businesses Mortgage loans 16.1 Working capital 12.1 Personal loans 12.9 Vehicle loans 2.5 100%up to date in February Vehicle loans 4.7 Cards 2.8 Payroll loans 1.0 58%are collateralized Reprofiled volume per working day (in R$ billions) 1.0 1.0 90% in ratings AA to C 0.8 0.6 93% individuals 0.4 0.3 83% very small and small companies 03/16 to 04/18 to 05/02 to 05/16 to 05/30 to 06/13 to 04/17 05/01 05/15 05/29 06/12 06/26 4

Highlights **Todos pela saúde**

todos pela saúde

From R$1.2 billion donated to date, more than $1 billion has already been allocated to 4 areas of activity.

Next, check out some of the main achievements in these 90 days.

R$94 million
to inform

~ 175 million people
Campaigns to clarify and raise awareness among the population and guidance on the proper use of protective masks

R$347 million
to protect

330,000 health professionals and 172,000 patients
Benefited by the distribution of more than 50 million protective equipment

+ 25,000 tests per day
Test Centers operations begins on the 31st of July in Rio de Janeiro city and on the 7th of August in the Ceará state

14 million masks
Distributed to the elderly, users of public transport, residents of communities, indigenous people and homeless people

R$222 million
to prepare

society to resume social activities as normal
Support for epidemiological research and for the treatment of covid-19

Investment in the new vaccine manufacturing plants of Fiocruz and Instituto Butantã

R$396 million
to care

support to 50,000 elderly people
and caregivers in more than 600 institutions

105,000 oximeters
serving all cities in Brazil

44,000 tests
and awareness initiatives for truck drivers

1,000 units of hospital equipment
Implementation of Reception Centers in vulnerable areas

5

2020 ESG

ESG aspects have been integrated into the Bank's management for over two decades

1999	2004	2005	2008	2009	2010	2017	2018	2019
Dow Jones Sustainability Index (DJSI)	Equator Principles	B3's Corporate Sustainability Index (ISE)	Principles for Responsible Investment (PRI)	Global Reporting Initiative Standards (GRI)	Carbon Disclosure Project (CDP)	Bloomberg's Gender Equality Index	Sustainable Development Goals (SDG)	Principles for Banking Responsibility (UN)

2020

Integrated plan to promote sustainable development of the Amazon

Together with the banks Bradesco and Santander, we announced 10 concrete measures targeting 3 areas considered top priority for the region:

1. **Environmental conservation** and development of a bioeconomy
2. **Investment** in sustainable infrastructure
3. **Guarantee of the basic rights** for the population

The three banks are working together on specifying the initiatives and setting clear objectives, goals and metrics.

Since 2012
We offset 100% of our direct emissions (scope 1)[1]

Since 2017
We offset 100% of our indirect emissions (scope 2)[2]

ESG management and transparency practices

100% adherent to the TCFD until 2022

We follow the main global framework of the climate change agenda - Task Force on Climate-related Financial Disclosures.

We adopted the SASB indicators

We reported 12 of the 14 indicators of the Sustainability Accounting Standards Board in our Integrated Annual Report 2019.

(1) Scope 1: Direct greenhouse gas (GHG) emissions from sources that are owned or controlled by Itaú Unibanco. (2) Scope 2: Indirect GHG emissions from the acquisition of electricity that is consumed by Itaú Unibanco.

6

Financial Highlights

2Q20 Financial Highlights In R$ billions Credit Portfolio Recurring 7.2 7.3 R$811.3 bn 7.0 4.2 811.3 net income 3.9 788.3 703.4 722.6 R$4.2 bn 674.5 2Q19 3Q19 4Q19 1Q20 2Q20 Jun-19 Sep-19 Dec-19 Mar-20 Jun-20 Cost of Credit ¹ Recurring ROE 23.5% 23.5% 23.7% R$7.8 bn 13.5% 12.8% 10.1 13.5% 5.8 7.8 4.0 4.5 13.0% 13.0% Recurring ROE (%) 12.5% 12.5% 12.5% Average Cost of Capital (%) 2Q19 3Q19 4Q19 1Q20 2Q20 2Q19 3Q19 4Q19 1Q20 2Q20 (1) Provision for Loan Losses + Recovery of Loans + Impairment + Discounts Granted Espaço reservado para rodapé 8

2Q20 Credit portfolio

In R$ billions

	Jun-20	Mar-20	Δ	Jun-19	Δ
Individuals	228.8	238.1	-3.9%	222.3	2.9%
Credit card loans	72.9	83.8	-13.1%	79.3	-8.1%
Personal loans	37.3	37.4	-0.2%	32.8	13.7%
Payroll loans	50.4	50.3	0.2%	49.1	2.6%
Vehicle loans	19.5	19.4	0.3%	17.2	13.2%
Mortgage Loans	48.8	47.2	3.5%	44.0	11.0%
Very Small, Small and Middle Market Loans	107.4	104.5	2.8%	83.1	29.3%
Individuals + SME's Loans	**336.2**	**342.6**	**-1.8%**	**305.4**	**10.1%**
Corporate loans	259.2	250.2	3.6%	203.4	27.5%
Credit operations	175.4	171.9	2.0%	146.4	19.8%
Corporate Securities	83.9	78.3	7.1%	56.9	47.3%
Total Brazil	**595.5**	**592.8**	**0.5%**	**508.8**	**17.0%**
Latin America	215.9	195.6	10.4%	165.7	30.2%
Total with Financial Guarantees and Corporate Securities	**811.3**	**788.3**	**2.9%**	**674.5**	**20.3%**
Total (ex-foreign exchange rate variation)	**811.3**	**810.8**	**0.1%**	**736.7**	**10.1%**

Credit origination[1]

1H20 vs. 1H19

Individuals	+ 5%
Very Small, Small and Middle Market	+ 13%
Corporate	+ 59%
Total Brazil[2]	+ 29%
Private securities issuance[3]	- 16%

Change in personal loans

Jun-20 vs. Mar-20

Personalised credit	+ 44%
Overdraft	- 23%
Installment credit	- 36%

Note: (1) Does not consider origination of credit card, overdraft, debt renegotiation and other revolving credits. Average origination per working day in the period, except for private securities issuance. (2) Does not include private securities issuance. (3) Source: ANBIMA (Brazilian Financial and Capital Markets Association). Considers total volume of fixed income and hybrid private securities issuance arranged by Itaú Unibanco on the local market (includes distributed volumes).

9

2Q20 Financial margin with clients Annualized average rate %—Consolidated Annualized average rate %—Brazil 9.9% 10.0% 10.0% 10.0% 10.0% 12.2% 12.1% 11.8% 12.1% 12.2% 12.2% 11.9% 9.8% 9.8% 9.2% 11.1% 8.4% 10.2% 7.6% 7.7% 7.6% 7.6% 7.5% 9.5% 9.6% 9.2% 9.2% 9.2% 9.0% 7.4% 8.4% 6.7% 3.7% 4.3% 5.2% 4.1% 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 Financial Margin with Clients Risk-adjusted Financial Margin with Clients Change in financial margin with clients R$ billion R$0.3 bn 17.0 15.8 0.7 0.2 0.1 15.4 1.0 16.5 (1.3) (0.6) (0.7) (0.04) 1Q20 1Q20 1Q20 Retail Product Segment Mix2 Asset Spreads Average Asset Latin America Other 3 2Q20 2Q20 2Q20 Working Capital1 Spread-Sensitive Mix Portfolio (ex-Brazil) Spread-Sensitive Working Capital1 and Other Operations Operations and Other (1) Includes capital allocated to business areas (except treasury), in addition to the corporation’s working capital. (2) Mix of segments: lower share of the Retail portfolio and higher share of the Wholesale portfolio. (3) Includes the liability margin and structured wholesale operations. 10

2Q20 Provision from loan losses In R$ billions Expected loss provisioning model Cost of credit¹ 5.3% ratio between 3.3% 3.9% Allocation oftotal provisions 2.4% 2.6% the annualized 10.1 cost of credit¹ Jun-20 vs. Jun-19 and the loan 7.8 4.5 5.8 49.3 Total + 48.9% portfolio²—(%) 4.0 47.1 Expected loss 2Q19 3Q19 4Q19 1Q20 2Q20 Potential loss + 99.4% 33.1 25.7 Related to expected loss in retail 22.6 R$12.8 bn segment and potential loss in the Coverage ratio wholesale segment. (90 days NPL—%) 12.9 Aggravated risk ratings 920% Wholesale—Brazil Related to aggravated risk rating of + 19.6% overdue R$1.9 bn 638% 11.5 11.4 341% Latin America and renegotiated operations 9.5 399% 281% Total Overdue operations 247% 227% 239% Related to minimum provision required + 13.8% 208% 212% Retail—Brazil 10.7 13.0 12.1 193% due to overdue operations R$1.5 bn 172% Jun-19 Sep-19 Dec-19 Mar-20 Jun-20 Jun-19 Mar-20 Jun-20 (1) Provision for Loan Losses + Recovery of Loans + Impairment + Discounts Granted; (2) Average loan portfolio balance with financial guarantees provided and corporate securities considers the last two quarters. 11

2Q20 Credit quality 15-90 days NPL (%) 90 days NPL (%) Jun-19 Sep-19 Dec-19 Mar-20 Jun-20 Jun-19 Sep-19 Dec-19 Mar-20 Jun-20 3.5% 3.4% 3.4% 3.5% 2.6% 3.2% 2.5% 2.3% 2.4% 2.4% 2.3% 2.4% 1.7% 3.0% 3.1% 2.2% 2.9% 2.9% 2.7% 1.7% 3.5% 5.1% 5.0% 3.4% 4.7% 4.8% 3.2% 3.1% 4.5% 3.0% 2.5% 2.5% 2.4% 2.3% 1.9% 2.4% 2.3% 2.3% 2.3% 1.6% 1.6% 2.0% 1.4% 1.9% 1.8% 1.0% 1.4% 1.2% 1.9% 2.0% 1.4% 1.4% 1.4% 0.9% 0.9% 1.1% 0.7% 0.7% 0.7% 0.5% Total Brazil Latin America Individuals Corporate Very Small, Small and Middle Market companies 12

2Q20 Financial margin with the market In R$ billions 1.5 1.4 1.4 1.4 1.4 1.2 1.3 1.3 1.2 1.6 1.5 1.3 1.3 1.2 1.3 1.3 1.1 1.1 1.0 0.7 0.8 0.7 0.9 0.5 1.0 0.9 0.2 0.4 0.5 0.5 0.5 0.4 0.6 0.6 0.3 0.3 0.4 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 Financial margin with Sale of shares—B3 Financial margin with 1 year moving average of the market – Brazil¹ the market– Latin America² financial margin with the market (1) Includes units abroad ex-Latin America; (2) Excludes Brazil. 13

2Q20 Commissions, fees and result from insurance operations In R$ billions 2Q20 1Q20 1H20 1H19 Monthly card transaction volume Credit and debit cards 2.5 3.0 -16.9% 5.5 6.5 -14.5% Base 100 = Jun/19 Card issuance 2.0 4.3 4.4 Acquiring 2.3 -13.3% -3.0% Issuance Services Acquiring 0.5 0.7 -28.3% 1.3 2.1 -38.9% Current account services 1.8 3.8 3.7 138 2.0 -6.3% 3.4% Asset management¹ 1.3 1.5 -13.2% 2.8 2.3 19.5% 131 100 101 Advisory services and brokerage 0.8 0.9 -15.9% 1.7 1.0 73.2% 100 77 Credit operations and guarantees provided 0.5 0.6 -19.2% 1.1 1.3 -10.7% 91 Collection Services 0.4 0.5 -7.4% 0.9 1.0 -6.9% 70 Other 0.3 0.3 3.9% 0.6 0.5 17.2% Jun-19 Dec-19 Apr-20 Jun-20 Latin America (ex-Brazil) 0.7 0.7 0.6% 1.4 1.5 -2.0% Commissions and fees 8.4 9.5 -11.8% 17.9 17.7 1.3% 275 7.2 % Open Platform 257 Result from insurance operations² 1.5 1.6 -2.9% 3.1 3.3 -6.7% Commissions, fees and resultfrom insurance 9.9 11.1 -10.5% 21.0 21.0 0.0% In R$ billion s (end of period) Mar-20 Jun-20 (1) Includes fund management fees and consorcio management fees; (2) Result from insurance includes the revenues from insurance, pension plan and premium bonds operations net of retained claims and selling expenses; 14

2Q20 Non-interest expenses Focus in technology In R$ billions 2Q20 2Q19 1H20 1H19 +802 Personnel Expenses (5.1) (5.5) -7.4% (10.3) (10.8) -4.9% employees Administrative Expenses (4.0) (4.2) -5.2% (8.0) (8.3) -3.7% hired by the Technology Other¹ (1.1) (1.3) -9.9% (2.4) (2.4) 0.0% area in the quarter (20.8) Total—Brazil (10.3) (11.1) -6.8% (21.6) -3.9% +1,327 employees in the last 12 months. Latin America (ex-Brazil)² (1.8) (1.6) 12.1% (3.4) (3.2) 5.6% Non-interest expenses (12.1) (12.7) -4.4% (24.2) (24.8) -2.6% Zup 1,448 employees incorporated in the Non-interest quarter 3.7% 2.4% expenses 1.8% -0.7% growing at a slower pace than inflation 0.4% -6.8% -0.5% -2.5% -4.0% Non-interest expenses growth year over year -9.0% Non-interest expenses growth (1) Includes operating expenses and other tax expenses compared to the same period of the (Includes IPTU, IPVA, IOF and others. Does not include PIS, Cofins and ISS); previous year (deflated by IPCA) 2Q19 3Q19 4Q19 1Q20 2Q20 (2) Does not consider overhead allocation. 15

2Q20 Digital dashboard Usability Quality Digital solutions Annual increase of 17.1% of Virtual stores For companies digital clients in 2020¹ (Itaú Varejo app, end of period) Individuals App Store R$3.6 billion² Companies Jun-19 4.7 13.5 trough Itaú Empresas app Credit card holders Mar-20 4.7 Pronampe³ emergency credit line, 11.9 4.7of 5 Jun-20 4.7 +1 m reviews directly trough smartphone 8.2 1st private bank to offer Pronampe. 10.3 6.6 Play store 5.5 1.2 Jun-19 4.3 1.2 R$1.6 billion Mar-20 4.4 1.1 4.4of 5 Jun-20 4.4 through the internet Jun-18 Jun-19 Jun-20 +1 m reviews Line of credit for payroll expenses XX,X with implementation in record time. ~ 1 million accounts opened Availability -% through Abreconta app in 2020 Share of customers with normal service on (thousand) the main digital functionalities in June 2020. For individuals Share of digitai channels in 2020 (%) +131% 99.6% Transfers 97% 987 1H20 vs. 1H19 99.0% Payments 85% 218 426 +353% Investiments 46% 1H18 1H19 1H20 1H20 vs. 1H18 Jan-19 Jun-20 Personal loan 40% (1) Considers account holders (individuals and companies) and digital credit card holders; (2) In July 202; (3) National Support Program to Micro and Very Small businesses. 16

2Q20 Capital June 2020 12,0% 0.3% 0.1% 12,1% 1,7% 0.2% 1,7% 0.1% 10,3% 10,4% Mar-20 Net income Prudential RWA of credit² RWA of Jun-20 Tier I Capital and dividends adjustments¹ the Market³ Tier I Capital (1) Tax credits, goodwill and intangible assets; (2) credit risk exposures (RWACPAD); (3) market risk capital requirement (RWAMINT) 17

2020 Perspectives Due to the lack of Capital and liquidity at appropriate levels considering our internal stress test scenarios. predictability of the extent and depth of the current In the short term, the credit portfolio will continue to expand proportionally more in the corporate segment, while more flexible repayment conditions for individuals, very small and small companies crisis, we will keep the 2020 will likely keep the portfolio stable in these segments. This trend of change in mix may reverse if forecast suspended there is an increase in demand for credit from individuals and/or more activity from capital markets. Possible reduction in the average rate of the financial margin with clients (NIM) due to the progressive change in the credit portfolio mix and the impact of the lower interest rate on the remuneration of working capital and liability margin. Quarterly growth of commissions, fees and results from insurance in line with the recovery trend of economic activity and the reopening of capital markets Possible reduction in the cost of credit in the short term—anchored in the expected loss model that will react promptly to changes in the country’s macroeconomic scenario and the financial conditions of our clients. Strategic cost management based on continuous investment in technology, new ways of working, optimization of distribution channels, in addition to structural efficiency projects will continue to Note: The perspectives presented on this slide should bring benefits in the coming quarters. not be taken as a formal projection of financial performance for the year 2020. 18

Appendix

2Q20 Results

In R$ billions

	2Q20	2Q19	Δ	1Q20	Δ	1H20	1H19	Δ
Operating revenues	28.0	29.5	-5.0%	29.2	-4.1%	57.2	57.7	-0.8%
Managerial financial margin	17.8	18.5	-3.7%	17.8	-0.2%	35.6	36.1	-1.5%
Financial margin with clients	16.5	16.9	-2.4%	17.0	-3.4%	33.5	33.3	0.6%
Financial margin with the market	1.3	1.6	-16.9%	0.8	72.0%	2.0	2.8	-26.6%
Commissions and fees	8.4	9.1	-7.4%	9.5	-11.8%	17.9	17.7	1.3%
Revenues from insurance	1.8	2.0	-7.0%	1.9	-2.5%	3.7	3.9	-4.4%
Cost of credit	(7.8)	(4.0)	92.1%	(10.1)	-23.0%	(17.9)	(7.8)	127.5%
Provision from loan losses	(7.6)	(4.4)	71.6%	(10.4)	-27.3%	(18.0)	(8.6)	108.5%
Impairment	(0.2)	(0.0)	359.4%	(0.0)	121.3%	(0.3)	(0.1)	293.0%
Discounts granted	(0.8)	(0.4)	92.5%	(0.3)	182.0%	(1.0)	(0.7)	45.6%
Recovery of loans written off as losses	0.7	0.8	-7.1%	0.7	10.9%	1.4	1.5	-8.6%
Retained claims	(0.3)	(0.3)	8.1%	(0.3)	-2.5%	(0.7)	(0.6)	9.1%
Other operating expenses	(13.8)	(14.4)	-4.7%	(13.8)	0.0%	(27.5)	(28.3)	-2.7%
Non-interest expenses	(12.1)	(12.7)	-4.4%	(12.1)	0.4%	(24.2)	(24.8)	-2.6%
Tax expenses and other	(1.6)	(1.8)	-6.9%	(1.7)	-3.2%	(3.3)	(3.4)	-3.4%
Income before tax and minority interests	6.2	10.7	-42.5%	5.0	22.4%	11.2	21.0	-46.6%
Income tax and social contribution	(1.9)	(3.4)	-44.2%	(1.0)	95.0%	(2.9)	(6.6)	-56.4%
Minority interests in subsidiaries	(0.1)	(0.3)	-77.9%	(0.2)	-59.5%	(0.2)	(0.5)	-55.2%
Recurring net income	4.2	7.0	-40.2%	3.9	7.5%	8.1	13.9	-41.6%

20

1H20 Business model

The allocation of principal capital (Common Equity Tier 1) in the bank's business is made at 12%, according to our risk appetite.

In the first half of 2020, we ended with R $ 36.2 billion of capital above the minimum (8% in 1Q20 and 6.75% in 2Q20 of CET1), determined by the Central Bank of Brazil.

	1st Half of 2020					1st Half of 2019					Δ				
	Consolidated	Credit	Trading	Insurance & services	Excess capital	Consolidated	Credit	Trading	Insurance & services	Excess capital	Consolidated	Credit	Trading	Insurance & services	Excess capital
Operating Revenues	57.2	31.9	0.6	24.7	0.1	57.7	30.4	0.9	25.7	0.8	(0.5)	1.4	(0.3)	(1.0)	(0.6)
Managerial Financial Margin	35.6	26.2	0.6	8.7	0.1	36.1	24.4	0.9	10.1	0.8	(0.5)	1.8	(0.3)	(1.4)	(0.6)
Commissions and Fees	17.9	5.6	0.0	12.3	-	17.7	6.0	0.0	11.7	-	0.2	(0.4)	(0.0)	0.6	-
Revenues from Insurance[1]	3.7	-	-	3.7	-	3.9	-	-	3.9	-	(0.2)	-	-	(0.2)	-
Cost of Credit	(17.9)	(17.9)	-	-	-	(7.8)	(7.8)	-	-	-	(10.0)	(10.0)	-	-	-
Retained Claims	(0.7)	-	-	(0.7)	-	(0.6)	-	-	(0.6)	-	(0.1)	-	-	(0.1)	-
Non-Interested Expenses and Other Expenses[2]	(27.7)	(13.8)	(0.2)	(13.8)	0.0	(28.7)	(14.2)	(0.4)	(14.1)	(0.0)	1.0	0.5	0.2	0.3	0.1
Recurring Net Income	8.1	1.0	0.2	7.0	(0.0)	13.9	5.8	0.3	7.2	0.6	(5.8)	(4.8)	(0.1)	(0.2)	(0.7)
Average Regulatory Capital	126.8	75.9	1.4	50.6	(1.1)	123.9	62.6	1.4	39.8	20.0	2.9	13.3	(0.0)	10.8	(21.1)
Value Creation	0.4	(3.5)	0.3	3.6	0.0	6.1	1.8	0.2	4.7	(0.6)	(5.6)	(5.3)	0.1	(1.1)	0.7
Recurring ROE	13.1%	2.5%	27.3%	27.6%	4.7%	23.6%	18.5%	40.6%	36.1%	6.3%	-10.5 p.p.	-16.0p.p.	-13.4p.p.	-8.5p.p.	-1.6p.p.

(1) Revenues from insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) include Tax Expenses (ISS, PIS, COFINS and other), Insurance Selling Expenses and Minority Interests in Subsidiaries

21

2Q20 Renegotiated Loans Operations 25.2 25.7 25.2 25.4 24.7 26.0 25.7 28.9 32.6 Portfolio in Brazil 35.7 31.7 3.2 Latin America 27.9 27.6 28.4 28.1 1.6 27.5 27.3 26.9 2.7 2.5 1.7 Written-off as a Loss 2.3 2.2 2.1 2.3 2.3 2.4 9.8 1.8 1.8 1.8 1.8 1.3 2.0 2.0 7.9 Over 90 days overdue 8.5 8.7 8.2 8.0 7.3 7.6 7.3 7.6 31-90 days overdue 6.1 5.1 4.8 4.9 4.9 5.2 5.5 1.3 1.0 Up to 30 days overdue 5.2 1.3 1.4 1.4 1.4 1.3 1.3 1.2 Non-overdue 11.9 12.5 8.5 8.8 9.0 9.2 9.8 9.9 9.6 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Jun-20 22

Conference call 2Q20 Earnings review São Paulo, August 4th, 2020 Candido Botelho Bracher President and CEO Milton Maluhy Filho Executive Vice-President, CFO and CRO Alexsandro Broedel Executive Director, Group Head of Finance and Investor Relations Renato Lulia Jacob Head of Investor Relations and Market intelligence Itaú Unibanco Holding S.A.

Attachment 03

2Q20 Institutional Presentation Itaú Unibanco Holding S.A.

This presentation contains forward-looking statements regarding Itaú Unibanco Holding, its subsidiaries and affiliates—anticipated synergies, growth plans, projected results and future strategies. Although these forward-looking statements reflect management’s good faith beliefs, they involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein. These statements are not guarantees of future performance. These risks and uncertainties include, but are not limited to our ability to realize the amount of the projected synergies and the timetable projected, as well as economic, competitive, governmental and technological factors affecting Itaú Unibanco Holding’s operations, markets, products and prices, and other factors detailed in Itaú Unibanco Holding’s filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward-looking statements contained herein. Itaú Unibanco Holding undertakes in duty to update any of the projections contained herein. This presentation contains managerial numbers that may be different from those presented in our financial statements. The calculation methodology for those managerial numbers is presented in Itaú Unibanco Holding’s quarterly earnings report. To obtain further information on factors that may give rise to results different from those forecast by Itaú Unibanco Holding, please consult the reports filed with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários—CVM) and with the U.S. Securities and Exchange Commission (SEC), including Itaú Unibanco Holding’s most recent Annual Report on Form 20F.

Agenda Corporate 04 profile 13 Strategic Our agenda businesses 31 52 Corporate governance Capital and 62 risk management 76 Financial highlights Additional 87 information

Corporate profile

About Corporate profile us? Universal bank | 95 years of history | largest bank in Latin America¹ Market Value³ Total assets3 Credit portfolio3 ROE4 Net income4 Tier I Capital 3 US$45.9 bn R$2,075.1 bn R$811.3 bn 13.5% R$4.2 bn 12.1% Brazil’s most We are present in 18 countries valuable² brand Rest of the World R$33.5 billion German 1 Approximately Bahamas 1 3 Cayman 1 2 3 56 million5 Latin America Spain 1 Retail clients United States 1 2 3 France 1 Argentina 434 k Portugal 1 direct shareholders Brazil United Kingdom 1 2 Chile Switzerland 3 4.5 k Reino Unido Colombia Suíça branches and PABs Mexico 1 97 k Panama Paraguay employees Peru 1 Key 46 k Uruguay Multiple Bank ATMs Other operations 1 Corporate & Investment Banking 2 Asset Management 3 Private Banking gest bank in market value; (2) 2019 Interbrand Ranking ; (3) June 2020 (4) In 2Q20. (5) April 2020. 5

What Corporate profile do we do? Full offering of products and services | diversified client base | solid brand A complete Credit Services Insurance The Retail Bank physical and digital $ Personal Current Life includes retail clients, high-income clients bank Cards Cards and acquiring Homeowners insurance and very small and small businesses, in $ Working capital Consórcio Auto addition to products and services for non-$ Real estate Brokerage Dental account holders. $ Micro credit Pension plans Card protection The Wholesale Bank is $ Vehicles $ Premium Bonds Travel responsible for high net worth clients (private $ Rural Payment means Healthcare banking), the units in Latin $ America, banking for Payroll loans $ Capital markets Smartphone protection middle market and large companies and Open platform Imports/Exports Investments Guarantee insurance corporations through Itaú Investment and insurance ... Other products ... Other products ... Other products BBA, the unit responsible products sold on open for corporate clients and platforms. for its role as an investment Main brands and commercial partners bank. 6

Corporate profile

How have we evolved?

Itaú

Adaptable culture | innovation | transparency in business

We have witnessed important changes around the world...

- **1929** – NY Stock Exchange crisis
- **1945** – World War II ends
- **1983** – First overseas branch of Itaú
- **1985** – First version of Windows appears
- **1990** – First Internet providers
- **2006** – ITUB LISTED NYSE – Itaú on the NY Stock Exchange.
- **2016** – Britain decides to leave the European Union (Brexit)
- **2020** – World Health Organization declares coronavirus pandemic

First steps

Casa Moreira Salles opens in 1924, and Banco Central de Crédito in 1943.

Paths to growth

Marked by mergers, acquisitions and business alliances that enabled the growth and consolidation of both institutions.

An historic merger

In 2008, Itaú and Unibanco united to create Brazil's largest private bank.

Focus on Latin America

Our international presence has evolved year after year. Today, Itaú is present in 18 countries.

A bank with a purpose

We believe that people have the power to transform the world, and that the bank can promote this transformation.

... and in Brazil

- **1930** – First in-branch calculators
- **1950** – First checks with client's name
- **1960** – First debit and credit cards
- **1980** – Banking automation begins
- **1984** – First ATMs
- **2002** – Mobile Banking in Brazil
- **2014** – Fintechs start to gain strength
- **2020** – Central Bank launches PIX

7

Corporate profile

What are we seeking?

To change leagues and compare ourselves with the world's best companies in client satisfaction

Changing leagues

Our **Purpose**

Promoting people's power of transformation

Our culture **Our Way**

- Simple. Always.
- People mean everything to us
- Ethics are non-negotiable
- It's only good for us if it's good for the client
- Passionate about performance
- The best argument is the one that matters
- We think and act like owners

Strategic agenda

Client centricity
Our ambition is to be one of the world's best companies in client satisfaction.

Digital Transformation
We must have the best products, in less time and higher flexibility.

People
Our business is providing services and that is why people is a vital issue. We invest to provide a more open and diverse environment.

Efficiency
Price is of paramount importance customer satisfaction. We can only have competitive prices if we are efficient.

Commitments to a **Positive impact**

- Responsible investment
- Financing for sectors with a positive impact
- Inclusion and entrepreneurship
- Financial citizenship
- Transparency in communication
- Ethics in relationships and business
- Inclusive management
- Responsible management

8

A Corporate responsible profile bank We believe that people Our commitments to a Main pacts, initiatives and voluntary commitments have the power to positive impact Responsible banking transform the world, and that a bank can promote Financing for sectors with a positive impact this transformation. To increase our financing and services in those sectors. Responsible investment To expand our offering and distribution of products and services for an economy that is more responsible and with a Ethics is present in our Transparency in the communication positive impact. business and results in transparency, respect and Inclusion and entrepreneurship To increase financial inclusion for entrepreneurs. honesty in our relationships with our stakeholders, in the Financial citizenship Sustainable development Climate change quality of our products and To promote client satisfaction, as well as their financial lives. services and in our concern Transparency in the communication Empresarial Contribuição para a Promoção Economia Verde da e with financial performance To strengthen our transparency, demonstrating the value Inclusiva and socioenvironmental created for our stakeholders. responsibility. Respect and diversity Ethics in relationships and business Ethics are non-negotiable. Promote the creation of an intimate and ethical financial ecosystem. Red Mujer Inclusive management Emprendedora To enhance our employees’ experience and to foster a working environment that is diverse, inclusive and healthy. Ethics and integrity Responsible management To improve the performance of our operations and to foster Carta Empresarial pelo Direitos Humanos e pela sustainable practices across our supply chain. Promoção do Trabalho Decente 9

Corporate profile

A responsible bank | ESG

ESG aspects have been integrated into the Bank's management for over two decades

- **1999** – Dow Jones Sustainability Index (DJSI)
- **2004** – Equator Principles
- **2005** – B3's Corporate Sustainability Index (ISE)
- **2008** – Principles for Responsible Investment (PRI)
- **2009** – Global Reporting Initiative Standards (GRI)
- **2010** – Carbon Disclosure Project (CDP)
- **2017** – Bloomberg's Gender Equality Index
- **2018** – Sustainable Development Goals (SDG)
- **2019** – Principles for Banking Responsibility (UN)
- **2020**

Integrated plan to promote sustainable development of the Amazon

Together with the banks Bradesco and Santander, we announced 10 concrete measures targeting 3 areas considered top priority for the region:

1. **Environmental conservation** and development of a bioeconomy
2. **investment** in sustainable infrastructure
3. **Guarantee of the basic rights** for the population

The three banks are working together on specifying the initiatives and setting clear objectives, goals and metrics.

Since 2012
We offset 100% of our direct emissions (scope 1)[1]

Since 2017
We offset 100% of our indirect emissions (scope 2)[2]

ESG management and transparency practices

100% adherent to the TCFD until 2022
We follow the main global framework of the climate change agenda - Task Force on Climate-related Financial Disclosures.

We adopted the SASB indicators
We reported 12 of the 14 indicators of the Sustainability Accounting Standards Board in our Integrated Annual Report 2019.

(1) Scope 1: Direct greenhouse gas (GHG) emissions from sources that are owned or controlled by Itaú Unibanco. (2) Scope 2: Indirect GHG emissions from the acquisition of electricity that is consumed by Itaú Unibanco.

10

Corporate profile

2020 | Support for clients during the crisis

Itaú

R$52 billion in loan portfolio reprofiling

In June 30, 2020

programa Travessia

This unprecedented initiative aims to address indebtedness using a structured approach, providing clients with some respite and ensuring that they enjoy sustainable conditions over time.

The range of customized solutions includes grace periods, extended loan terms and additional credit offer.

It has already benefited:

- **~1.8 million** individuals
- **~200 thousand** very small and small companies

- **Grace period of up**
  - **120 days** for individuals
  - **180 days** for very small and small companies
- **Term extension of up to**
  - **6 years** for individuals
  - **5 years** for very small and small companies
- **Better interest rate conditions**

New credits were granted

March 16 to July 17, 2020

R$96.8 billion

R$14.1 billion	individuals
R$17.1[1] billion	very small and small companies
R$13.2 billion	middle-market companies
R$52.4 billion	large companies

Participation in government initiatives

R$1.6 billion
in emergency credit for payrolls
to finance salaries of more than 660 thousand employees in the last months

1st private bank
to offer the Pronampe[2] credit line
R$ 3.6 billion - all available volume – for about 36 thousand very small and small companies

R$2.9 billion
subscribed by Itaú Unibanco in the initiative between CCEE[3] and banks of a total of R$ 15.2 billion, to support energy generators, distributors and concessionaires

(1) Includes emergency credit for payroll financing and the Pronampe[2] credit line; (2) Pronampe is a national support program for very small and small companies; (3) Chamber of Commercialization of Electric Energy

11

Corporate profile

2020 | Todos pela saúde

todos pela saúde

From R$1.2 billion donated to date, more than $1 billion has already been allocated to 4 areas of activity.

Next, check out some of the main achievements in these 90 days.

R$94 million
to inform

~175 million people
Campaigns to clarify and raise awareness among the population and guidance on the proper use of protective masks

R$347 million
to protect

330,000 health professionals and 172,000 patients
Benefited by the distribution of more than 50 million protective equipment

+25,000 tests per day
Test Centers operations begins on the 31st of July in Rio de Janeiro city and on the 7th of August in the Ceará state

14 million masks
Distributed to the elderly, users of public transport, residents of communities, indigenous people and homeless people

R$222 million
to prepare

society to resume social activities as normal
Support for epidemiological research and for the treatment of covid-19

Investment in the new vaccine manufacturing plants of Fiocruz and Instituto Butantã

R$396 million
to care

support to 50,000 elderly people
and caregivers in more than 600 institutions

105,000 oximeters
serving all cities in Brazil

44,000 tests
and awareness initiatives for truck drivers

1,000 units of hospital equipment
Implementation of Reception Centers in vulnerable areas

12

Strategic agenda

Strategic Strategic agenda agenda Following a collective thought process, we defined our strategic agenda in order to achieve consistent and quality results in the years ahead. Customer centricity is the central piece supported by three fundamental pillars: digital transformation, people and efficiency. Client centricity Our ambition is to be one of the world’s best companies in client satisfaction. Digital Transformation We must have the best products, in less time and higher flexibility. People Our business is providing services and that is why people is a vital issue. We invest to provide a more open and diverse environment. Efficiency Price is of paramount importance customer satisfaction. We can only have competitive prices if we are efficient. 14

Client Strategic agenda Centricity We want our clients to have the best experience That is why we are continually and tirelessly striving to improve our client’s experience each time they engage with the bank Universal Bank Satisfied clients create more value Present Value of R$/client net income, 5-year forecast (base 100) 56 million clients 2x 950 ï,§ between 18 and over 80 years of age;ï,§ from low-income to the Private segment; ï,§ present throughout Brazil, both in the capital 5x 468 Itaú cities and hinterland, and overseas; Branches ï,§ companies: from very small companies, to 100 major corporate conglomerates. The difference between the present value We challenge ourselves daily to serve created by a client who advocates for the this very heterogeneous universe. 10x Itaú Branches segment, against the value generated by one who knocks it 15

Strategic agenda
Client Centricity

Satisfied clients create **higher value**

We want to be the benchmark in satisfaction, transforming our culture so that the client is at the center of everything. Our actions, including digital transformation and the efforts involving people management, are designed for our clients' satisfaction, a key metric for the entire organization.

Itaú Escuta

Active contact to understand our clients' experience.

+60 k
feedbacks per month[1]

Papo de Cliente

Lessons learned from client feedbacks to enhance their experience.

+4 k
meetings per month[1]

1: Period: Jan-20 to Mar-20

Global NPS


+ 8 points
+ 17 points
+ 27 points
2020 vs 2018
(Jun-20 vs Aug-18)
2021 vs 2018
2023 vs 2018

We want to be compared to the world's best companies in client satisfaction amazon NETFLIX USAA TESLA

Comparable companies

16

Client Strategic agenda Centricity Continuous updates for a better experience Our apps are among the App Store best rated in app stores Play Store APP PERSONNALITÉ 4.3 4.7 APP ABRE CONTA APP ITAÚ 1st bank (INDIVIDUALS) offering bank account opening 4.4 4.7 by mobile phone 14.7 MM of individual and corporate account 4.7 4.7 holders using our digital channels More than half new users have been our APP LIGHT customers for over 1 year 1st bank APP ITAUCARD offering a leaner 47% of new entrants are over 50 years old: 17 p.p smartphone app 4.3 4.8 increase over the period before the pandemic 4.5 APP REDE New 56 Card receivables APP ITAÚ EMPRESAS on the mobile control by phone features 4.4 4.0 chanel 4.5 3,8 4.6 4,4 Updated in Jun-20 17

Strategic agenda
Client Centricity

Identified need:

Investment recommendations

What is the best way to invest my money?

Solution

Data only Itaú has:

- ✓ Expected results from **28,000** financial products and assets
- ✓ **1,200,000** possible portfolio combinations
- ✓ **10,000** scenarios for market behavior

Testing **12 billion different scenarios** for all client profiles

Optimization in the client context (current portfolio, earnings and new investments)

Customized **expert** evaluation

The most advantageous combination possible for each client, according to their profile and moment in life



2.5 minutes
to generate a recommendation

+0.80 to 3.00 pp
additional annual portfolio profitability based on the recommendation

18

Strategic Digital agenda Transformation Supply perspective x Demand perspective Traditional model: supply perspective Modern model: demand perspective New technology trends: New technology radar: cloud cloud artificial Intelligence and client’s real artificial Intelligence machine learning + and machine learning big data and analytics needs big data and analytics APIs What are they for? APIs Identifying possible application blockchain opportunities blockchain We find an application Let’s test Technology applied to solve real problems, More investment for Pilots and tests in lateral situations, enabling measurement of value created updating which do not compromise Expenditure Time Expenditure Time $ $ $ $ $ $ 19

Digital Strategic agenda Transformation To achieve digital transformation, we need to change the way we develop services and products Before Market Solution research time data customization development Client Bank Client Now Data time data customization + research + experimenting Client Bank 20

Digital Strategic agenda Transformation + velocity to extend our digital offer 107 resident 88 projects startups between the bank and 397 Cubo startups Cubo is the most relevant 31 filliated different 13 floors hub for technological startups industries entrepreneurship promotion + rooftop in Latin America. 215,000+ ft2 + 29 sponsors Sponsored Spark Awards Founders: business verticals: Logistics & mobility | Retail | Health | Education | Fintech IF Design Award Awards International Visual Identity Awards since 2015: Financial Innovation Awards 2016 Partnerships: Startup Awards + outros 21

Strategic Digital agenda Transformation New work methods lead to superior results Data base 100 More technology solutions Higher productivity Greater number of solutions delivered Reduction in the delivery time of technology solutions 2Q2019 2Q2020 15% 2Q2019 2Q2020 -30% More availability Reduction of customers who had problems with major transactions on the -57% internet and mobile channels: clients Now99 .6% of our find using no the problems main when 2Q2019 2Q2020 transactions on these channels 22

Digital Strategic agenda Transformation Analytics: “listening to” 360,000 calls every day In the past Today One of the Traditional monitoring Speech analytics world’s largest Transcription of 100% of the calls and analysis of the texts voice transcription “I would like to operations increase my limit.” 130 MM client attendant calls/year Call Client´s The right Calls monitored by people. Audio signal content data service, for the <0.5% followed up • Measure the satisfaction of 100% of our clients right client at the • Map opportunities right moment Capture client’s satisfaction limited to one sample • Capture intentions without having to ask • Channel efficiency 23

Strategic Digital agenda Transformation¹ Data: the bank’s new capital Data and State-of-the-art Data analytics + algorithms + scientists Voice data Transactions Biometrics + Resultado petabytes 70 Interactions in Image data +485% of value captured in projects in analytics digital channels Data base: 2017 to Jul-20 Geolocation Text data (1) Data base Jul-20. 24

Digital Strategic agenda Transformation Focus on efficiency while continually investing in technology Technology investments 11% 154 Inflation (IPCA) 130 accumulated in the 122 100 period 100 101 106 109 45.3 46.4 47.6 45.5 2016 2017 2018 2019 Efficiency Ratio (%) Technology investments (Base 100) Non-interest Expenses (Base 100) 25

Digital Strategic agenda Transformation Digital dashboard Usability Quality Digital solutions Annual increase of 17.1% of Virtual stores For companies digital clients in 2020¹ (Itaú Varejo app, end of period) Individuals App Store R$3.6 billion² Companies Jun-19 4.7 13.5 trough Itaú Empresas app Credit card holders Mar-20 4.7 Pronampe³ emergency credit line, 11.9 4.7of 5 Jun-20 4.7 +1 m reviews directly trough smartphone 8.2 1st private bank to offer Pronampe. 10.3 6.6 Play store 5.5 1.2 Jun-19 4.3 1.2 R$1.6 billion Mar-20 4.4 1.1 4.4of 5 Jun-20 4.4 through the internet Jun-18 Jun-19 Jun-20 +1 m reviews Line of credit for payroll expenses XX,X with implementation in record time. ~ 1 million accounts opened Availability -% through Abreconta app in 2020 Share of customers with normal service on (thousand) the main digital functionalities in June 2020. For individuals Share of digitai channels in 2020 (%) +131% 99.6% Transfers 97% 987 1H20 vs. 1H19 99.0% Payments 85% 218 426 +353% Investiments 46% 1H18 1H19 1H20 1H20 vs. 1H18 Jan-19 Jun-20 Personal loan 40% (1) Considers account holders (individuals and companies) and digital credit card holders; (2) In July 202; (3) National Support Program to Micro and Very Small businesses. 26

Strategic agenda People1 By age bracket By region Approximately 5.4% 4.7 k people 97 thousand > 50 years North 1% 51.4% 45.5 k people 5% Northeast Employees² 30-50 years 3% Center-West 43.2% 38.3 k people Southeast in Brazil and overseas up to 30 years 83% South 7% 14% By gender By hierarchical level Inclusion and diversity People with Women 0.1% Officers 86% 14% disabilities 58.5% 15.0% Managers 48% 52% 4.2% 38.8% Administration 50% 50% Men 38.6% Operations 30% 70% Afro-Brazilians 41.5% 0.2% Trainees 59% 41% 22.9% 5.4% Interns 47% 53% 1.8% Apprentices 31% 69% (1) December 2019 —For information relating to employees, we only consider information from Itaú Unibanco companies under the management of the Human Resources department, except for International Units. (2) June 2020. 27

Strategic People¹ agenda Employee’s An innovative and inspiring environment. Is Itaú Unibanco a good place to work? experience In our employees’ eyes VoU cOmO sOu Our challenge is to be Rendering our dress code flexible, respecting our Advocates employees and our strategic agenda. (Scores 9-10) 78% increasingly attractive to . all generations and to 73 (Scores Neutrals 7-8) 18% engage and develop our Home-office e-NPS Knockers talent pool. To do so, we (Cores 0-6) 5% have consistently We offer more flexible options that encourage Attraction and retention of employees invested in disseminating employee autonomy. our purpose and what we 16.7% 49% Women turnover rate refer to as Our Way – a strong culture rooted IU Conecta 13.6 k 51% Men 12.1% Involuntary in collaboration, A new platform for our employees’ day-to-day. A admissions 86% Up to 30 years’ old meritocracy, ethics and social network with several administrative tools. 14% Over 30 years old total and unbridled 4.7% Voluntary respect for the individual. New work methods In the market view Collaborative environments, delivery communities and focal space aiming for greater synergy, communication and integration among the teams. Flexibility Greater freedom for employees to reconcile their working hours with their personal life. (1) Data base 2019. 28

Strategic agenda
People[1]

A bank that recognizes, values and encourages people development.

Incentive Model

The program takes into account the priorities of the year, the results obtained and the manner in which those results are delivered, since although it is important to achieve objectives, our values must underpin all actions.

Evaluation (directors and EDs)

_performance

- Conversation with DG/VP/DE on the **priorities for the year.**
- **Objective indicators** related to priorities as support (priorities, results achieved in the previous year and market data - if applicable).

_reporting

- **Behavioral assessment (360º):** evaluates whether the executive's behavior is consistent with our moment and our work models.
- Results.
- Career Moment.

Evaluation (team)

_performance

- Assessment with up to **3 challenges** (simpler and more agile).
- Evaluation can even be 100% qualitative.

_Y axis e career committee

- **Behavioral assessment** evaluates whether the employee's behavior is consistent with our moment and our work models.
- Career evaluation and development in a collegiate committee (with inputs, Y axis and reporting - if applicable).

Total compensation[1]


R$ 22 bi

Fixed compensation

R$ 17 billion

Recognizes a professional's competence and seniority.

Variable compensation

R$ 5 billion

Recognizes the level of individual performance, the financial result attained by the bank and its sustainability in the short, medium and long terms. Each employee has targets to be achieved, which are linked to the strategy of each area which, in turn, reflects our global strategy.

Investment in personnel

Courses and training

Over than 1,000,000 live and online training sessions.

Hours of training

On average, 13 hours of live and online training per employee.

Scholarships

6.1 k scholarships, postgraduate and language courses.

Supplementary pension schemes

72% of the employees have a supplementary plan.

Partners' and Associates' Program

To align the interests of our officers and employees with those of our shareholders, we run a program for partners and associate intended for managers and employees with a differentiated performance.

Further details on page 60

(1) Data base 2019. Fixed compensations include compensation, social benefits and charges. Variable compensation includes employees´ profits sharing and share-based payment.

29

Efficiency Strategic agenda Our strategic challenge cost management is to continually and improve investment the efficiency in technology of our and operations new ways by of maintaining working in order clients to at boost the center the use of of our our decisions, resources, through while efficiently managing the allocation and cost of capital. Key principles of our Strategic Cost Management weekly reported to the Executive Committee Automation and digitalization Optimization of service channels Consolidation, reorganization and redesign of operations Focus in technology Non-interest 3.7% 2.4% 1.8% +802 employees expenses -0.7% growing at a slower pace hired by the Technology area in the quarter 0.4% -6.8% than inflation -0.5% +1,327 employees in the last 12 months. -2.5% -4.0% Non-interest expenses growth Zup year over year -9.0% Non-interest expenses growth 1,448 employees incorporated in the compared to the same period of the quarter previous year (deflated by IPCA) 2Q19 3Q19 4Q19 1Q20 2Q20 30

Our business

Our Who business are our clients? Through our Retail and Wholesale Banking segments we offer a wide range of products and services tailored to each client profile. Client profile by segment in Brazil Individuals Companies Ultra Private Bank over R$4 billion >R$5 million in total investment Large Personnalité between R$500 million up to R$4 billion >R$10 thousand or >R$100 thousand in total investments ; Middle Uniclass between R$30 million up to R$500 million >R$4 thousand up to R$10 thousand Very Small and Small Companies Retail ;;;;;;; up to R$30 million up to R$4 thousand RETAIL WHOLESALE 32

Our Retail business Banking Serving a client base of over Branches and PABs Main 56 million clients Results2Q20 Ourdistributionnetwork comprises¹ Net income R$1.8billion 4,006 BRANCHES AND CSBs IN BRAZIL 3% 8% 7% 67% 15 % Northeast Southeast South Brick and Mortar Branches North Midwest and PABs Consolidated 42% DigitalBranches(Brazil) profitsharing Returnon allocatedcapital 15.3% 4,722 234 Efficiencyratio 4,488 (Jun-20 vs Jun-19) 51.8% 196 MORE THAN 45,000 196 ATMsin Brazil RetailBanking +8 points 4,526 4,292 NPS Dec-19 vs. Aug-18 Jun-19 Jun-20 (1) In June 2020. Does not include branches and CSBs in Latin America and Itaú BBA. 33

Our Retail business Banking The use of our digital channels significantly increased over the last years. Our digital branches also increased to serve clients who almost do not use brick and mortar branches. Use of digital channels¹ % oftransactions Highlight throughdigital channels Total currentaccountholders(in millionpeople) Digital branches 1H20 1H19 individuals Credit² 25% 18% 11.9 13.4 10.3 Investiments² 46% 41% 1.2 companies 196 digital branches Payments² 85% 72% 1.1 1.2 for over 2.3 millionclients Transfers³ 97% 91% Jun-18 Jun-19 Jun-20 More than335,000 companies4 AccountopeningsthroughtheAbrecontaapp servedbymanagers withmobility, The availability of digital channels remains high, usingsmartphone, tablet and at the highest level ever 645 videoconference 99.6% Extendedhours 99.6% of the clients Differentiatedservice impact did not on have the any main 205 99.0% 127 (June functionalities. 2020 18 digital branchesfor ) 107,000 microentrepreneurs5 2Q18 2Q19 2Q20 Jan-19 Jun-20 (1) Internet, mobile and SMS in Retail Banking; (2) Share of digital channels in the total volume of transactions (R$) in the Retail Banking; (3) Share of digital channels in the total volume (R$) of transactions in the Retail Bank segment; (4) Includes Emp3 and Emp4; (5) Includes only Emp4. 34

Our Retail business Banking | Support for clients during the crisis This unprecedented initiative aims to deal with debt in a structured way, giving clients breathing space and ensuring that they have sustainable conditions over time. R$52 billion Reprofiled portfolio by product (in R$ billions) March 16 to June 30, 2020 in loan reprofiling for Very small and individuals, very small and Individuals 37.6 14.6 small companies small businesses Mortgage loans 16.1 Working capital 12.1 Personal loans 12.9 Vehicle loans 2.5 100%up to date in February Vehicle loans 4.7 Cards 2.8 Payroll loans 1.0 58%are collateralized Reprofiled volume per working day (in R$ billions) 1.0 1.0 90% in ratings AA to C 0.8 0.6 93% individuals 0.4 0.3 83% very small and small companies 03/16 to 04/18 to 05/02 to 05/16 to 05/30 to 06/13 to 04/17 05/01 05/15 05/29 06/12 06/26 35

Our business

Wholesale Banking

Only in Brazil, We serve approximately

21,000 corporate groups and institutional

Our sales channels reach institutional clients in 18 countries.

ItaúPrivateBank | Itaú BBA | ItaúAsset Management | Itaú Securities | ItaúCorretora

Cayman	•••
Bahamas	• •
USA	•••
Mexico	•
Panama	•
Uruguay	•
Colombia	•
Peru	•
Paraguay	•••
Argentina	••
Chile	•••
England	••
Portugal	•
Spain	•
Germany	•
France	•
Switzerland	•

Corporate
Institutional Clients
Private Banking

Main products and services

Credit solutions
National and foreign currency

Service solutions
R$3.3 bn fixed income distribution
R$585 mn equities transactions in Latin America
R$757 mn total volume of Merger and Acquisition
R$7.4 bn financing of infrastructure projects in different sectors

Solutions in WMS
R$1,405 bn under local custody
R$113 bn under international custody
R$720 bn[1] under asset management

(1) Source: ANBIMA (Brazilian Financial and Capital Markets Association) – June 2020. Considers Itaú Unibanco and Intrag.

Main Results 2Q20

Net income	R$825 million
Consolidated profit sharing	20 %
Return on allocated capital	5.6 %
Efficiency ratio	48.9 %
Wholesale Banking NPS	+8 points Dec-19 vs. Aug-18

2020 main initiatives LatAm – Client Centricity

- Accelerating the digitization of customer experiences and journeys
- Evolution of the digital technological platform
- Increase in 100% digital customer acquisition
- Implementation of NPS System for 3Q20

36

Our business

Personal Loans and Payroll Loans

Personal loans

Money in the account
The money is immediately credited, including on the weekends.

Purpose
The loan does not have to be justified.

Payroll loans

Reduced rates
Interest rates are lower than for other types of loans.

Easier repayment
Fixed installments are deducted directly from the payroll of the borrower.

Payment conditions
First installment in up to 90 days.

Evolution of personal loans portfolio

(In R$ billion)


74.7 70.5 70.2 69.8 72.7 74.9 81.0 83.1 86.8
46.5 44.6 44.8 44.4 45.4 46.7 49.1 49.4 50.4
28.2 25.8 25.4 25.3 27.3 28.2 31.9 33.7 36.4
Jun-16 Dec-16 Jun-17 Dec-17 Jun-18 Dec-18 Jun-19 Dec-19 Jun-20

Payroll loans

58% The payroll loans portfolio accounts for 58% of total operations in **personal loans.**

Other personal loans

The portfolio of the personal loans accounts for 42% of total operations in **personal loans.** **42%**

Composition of the payroll loans portfolio

(In R$ billion)


46.5 44.6 44.8 44.4 45.4 46.7 49.1 49.4 50.4
4.6 4.4 4.3 4.7 4.9 5.1 5.8 6.5 6.6
10.5 9.2 8.2 7.0 5.9 5.1 4.5 3.9 3.5
31.4 31.0 32.2 32.8 34.6 36.5 38.8 39.0 40.2
Jun-16 Dec-16 Jun-17 Dec-17 Jun-18 Dec-18 Jun-19 Dec-19 Jun-20
INSS
Public Sector
Private Sector

Origination channels of payroll loans

(In %)


46.5 44.6 44.8 44.4 45.4 46.7 49.1 49.4 50.4
64% 62% 61% 60% 59% 59% 58% 56% 56%
36% 38% 39% 40% 41% 41% 42% 44% 44%
Jun-16 Dec-16 Jun-17 Dec-17 Jun-18 Dec-18 Jun-19 Dec-19 Jun-20
Branches
Itaú Consignado S.A.

37

Our business
Mortgage Loans

Client focused

Quick and efficient process with credit analysis in up to one hour for operations of up to R$1 million.

possibility of **digitally** contracting.

specialized consultants providing support throughout the process.

Mortgage loans portfolio

(In R$ billion)


47.1
48.6
47.8
48.1
47.6
48.3
49.2
50.3
53.8
23.0%
21.6%
20.0%
17.4%
14.9%
13.0%
10.7%
8.6%
9.2%
77.0%
78.4%
80.0%
82.6%
85.1%
87.0%
89.3%
91.4%
90.8%
Jun-16
Dec-16
Jun-17
Dec-17
Jun-18
Dec-18
Jun-19
Dec-19
Jun-20
+9.2 % vs Jun-19
+13.0 % vs Jun-18
Individuals
Companies

Products and sales channels

(in %)


32% High Income Branches
29% Real Estate Brokers
21% Regular Branches
17% Partnerships
0.4% Developers

Environmental and social assessment on mortgage loans

Technical analysis for construction financing


Building site visit gathering of information
Enterprise and region data
• Levantamento de Indícios de Contaminação (LIC)
• Enterprise Environmental and Social Form;
• Building site photos;
• Document analysis;
• Consultation of the Contaminated Areas Register; and
• Consultation of Google Maps.
No Environmental License?
Indication of contamination?
Environmental and Social Department + Environmental and Social Legal Department + Compliance
• Technical analysis of evidence;
• Analysis of site contamination documentation; and
• Preparation of contractual clauses and conditions for release of funds.
Risks mitigated
Operation approved

38

Our Mortgage business Loans¹ $ Loan to Value (Em %) 59.7% 62.1% 63.1% Vintage (quarterly average) 54.9% 54.6% 54.5% 54.7% 57.3% 58.4% + 3.4 p.p vs Jun-19 41.8% 41.8% 40.9% 40.2% 39.9% 38.7% 38.7% 38.6% 38.3% Mortgage Loan Portfolio—0.4 p.p. Jun-16 Dec-16 Jun-17 Dec-17 Jun-18 Dec-18 Jun-19 Dec-19 Jun-20 vs Jun-19 Vintage (quarterly average) Mortgage Loan Portfolio Average Ticket and Average Origination Term²,³ Average value of the Property 584 561 554 537 523 538 546 548 500 + 0.4 % vs Jun-19 322 323 324 325 Average operation period 312 312 311 318 322 + 0.5 % vs Jun-19 296 306 305 294 302 315 328 314 313 Financing Average Ticket—4.4 % Jun-16 Dec-16 Jun-17 Dec-17 Jun-18 Dec-18 Jun-19 Dec-19 Jun-20 vs Jun-19 Value of the Property (R$ mn) Average operation period (in months) Financing Average Ticket (R$ mn) (1) Includes only Individuals. (2) Average Operation Period for new developers’ contracts; (3) Value determined using monthly financing average ticket and quarterly average LTV. Production source: ABECIP. 39

Our business $ Vehicles Loan portfolio by client profile Contracting (In R$ billion) Contracts—thousand + 27.0%ï,§ 13.2 thousand sales points; 31 19 29.5 ï,§ Sale of light and heavy vehicles: 11 23.2 28.1 20.3 18.3 16.7 17.8 20.2 6.0 9.1 10.1 • 83% of contracts are made in stores and dealers; April May June 3.6 16.4 4.3 Resumption of production 2.9 2.3 2.6 3.2 16.7 17.2 19.0 19.5 15.4 14.1 14.1 14.7 15.9 • 91% to individuals; R$37.6 thousand Jun-16 Dec-16 Jun-17 Dec-17 Jun-18 Dec-18 Jun-19 Dec-19 Jun-20ï,§ 28% made in Digital Channels; Average Ticket (individual) ï,§ 85% of financing are made up to 48 months. 61% Individuals Companies LTV (individual) Credit origination by client profile¹ 90-day NPL Ratio ( Individuals – Vehicles) (In R$ billion) (Base 100)—33.6% 100 6.0 3.6 4.5 4.8 3.2 2.5 3.2 2.6 2.3 1.9 54 49 2.1 1.6 0.8 1.0 43 42 0.4 1.1 38 0.3 0.5 3.5 35 2.3 2.5 2.6 2.9 3.0 1.8 1.8 2.1 2Q16 4Q16 2Q17 4Q17 2Q18 4Q18 2Q19 4Q19 2Q20 Individuals Companies 2012 2015 2016 2017 2018 2019 2Q20 40 (1) Includes Finame in Companies 40

Our business

Vehicles

Itaú

Main products and services

iCarros (1)
Vehicle Marketplace with technological solutions, that brings buyers and sellers together.

Credline 2.0 (2)
New proposal origination platform, with simple and renewed digital experience.

Floor Plan (3)
Credit lines for partner dealers.

Lead Manager (4)
Dealer platform to manage leads in one place.

Knowledge Garage (5)
Distance learning platform to training the professionals from the sector.



Insurances (6)
Protection to the car and tranquility in financing.

ConectCar (7)
Payment of tolls and parking without queuing.

Eletronic signature (8)
Digital and simple experience for the customer and the dealer.

Digital Contracting (9)
Integrated to iCarros and other digital environments, like dealers' websites and others e-commerces.

Digital Assistant (10)
Online credit analysis and approval platform, without additional cost for the dealer.

Facial Recognition (11)
Simple and safe contracting process.

iCarros Portal

- 21 mn access/month
- 87% mobile

Evolution of financing proposals on the iCarros platform:
(Base 100)


100
111
147
2018
2019
2Q20

Main commercial partnerships

Itaú

LAND ROVER · JAGUAR · FIAT · SUZUKI · MITSUBISHI MOTORS

41

Our business
Credit Card
Itaú

Our credit card options serve current account holders and non-current account holders

We are leaders in the credit card segment in Brazil, totaling around 33.0 million credit cards and 29.8 million debit cards (both in number of accounts).

Main brands

To individuals, very small, small and middle-market companies and corporate segment.

Itaucard · Hipercard · CREDICARD

Commercial partnerships

Main partnerships with retailers and traders.

magazineluiza · Grupo BIG · Grupo Pão de Açúcar · marisa · LATAM PASS · Azul · viavarejo · NETSHOES · Ipiranga


Itaucard
1234 5678 1234 5678
NOME

Digital portfolios

Increased comfort and convenience to our clients.

Samsung pay · Apple Pay · G Pay · PayPal

Convenience to clients

Financial services through credit cards.

- Personal credit
- Payment of bills in installments
- Debt renegotiation
- Consumer credit

Itaucard App

Benefits to our clients

Digital billing statements: Paperless. More environmentally friendly.

Timeline: To follow up consumption.

Loyalty program: Points and reward program.

Virtual card: Added security for online purchases.

Virtual cards generated (2Q19 = Base 100)


2Q20
238
2Q19
100
2.4x

42

Our business
Credit Card

Itaú

13.5%[1]
of total sales are carried out using digital channels

40.3%[2] in 1Q20
+ 3.6 pp vs 1Q19
of household consumption are card expenses

Transaction Volume


126.316
30.947
95.368
2Q19
129.517
32.114
97.403
1Q20
101.335
25.509
75.826
2Q20
Total
Debit
Credit

2Q20

R$101.3 billions
- 21.8% (vs. 1Q20)
- 19.8% (vs. 2Q19)

Credit
- 22.2 % (vs. 1Q20)
- 20.5 % (vs. 2Q19)

Debit
- 20.6% (vs. 1Q20)
- 17.6% (vs. 2Q19)

Composition of credit balance


SFN
whithout
Itaú
67.9%
10.2%
22.0%
Itaú
78.6%
10.1%
11.3%
Transactor
Installment with Interest
Revolving Credit + Overdue Loans

33.4%
Market Share
We are leaders in the Brazilian credit card Market
Data base: Mar-20

+2 points
Customer satisfaction
Global NPS - Business
Jun-20 vs. Aug-18

(1) Considers only credit cards issued to current account holders of Branches, Uniclass e Personnalité. (2) Consider only credit and debit cards.
Note: Data base refers to Jun-20 except household comsuption.

43

Acquiring Ourbusiness services Transaction Volume Our brands 2Q20 121.858 Total 114.055 R$102.5 billions 102.521 45.282 Debit -15.9% (vs. 1Q20) 39.959 -10.1% (vs. 2Q19) More thande 40.429 25 brands credit -18.9% (vs. 1Q20) accepted by Rede 74.095 76.575 62.092 Credit -16.2% (vs. 2Q19) machines debit -10.7% (vs. 1Q20) 2Q19 1Q20 2Q20 + 1.2% (vs. 2Q19) Acquiring service revenues (R$ million) 837 thousand 1,226 1,252 1,177 1,106 Clients 964 932 908 +33 points 737 Customer 528 1.4 mn satisfaction POS Global NPS—Business number Jun-20 vs. Aug-18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 Note: Data base referstoJun-20. 44

Our business

Insurance

We offer a wide range of insurance products related to life, personal accidents, vehicles and property credit and travel. Our insurance core activities, which include our 30% interest in Porto Seguro, consist of mass-market insurance products related to life and property, and credit.

Ranking[1,2]

	jan-may/20	jan-may/19	Model
Total Insurance[3]	4th	4th	
Recurring Insurance Activities[4]	4th	5th	
Life & Personal Accidents	2nd	2nd	*Bancassurance*
Credit Insurance	6th	6th	*Bancassurance*
Pension Plan	3rd	3rd	*Bancassurance*
Premium Bonds	5th	4rd	*Bancassurance*
Porto Seguro	3rd	3rd	
Vehicles[5]	Leader: Porto Seguro	Leader: Porto Seguro	*Broker*
Residential[5]	Leader: Porto Seguro	Leader: Porto Seguro	*Broker*
Other Insurance Activities[6]	6th	5th	
Large Risks[7]	we do not offer this product.		
Health Insurance	we do not offer this product.		

Combined Ratio – Recurring Activities Insurance


52.7%
55.2%
53.8%
52.6%
50.5%
58.3%
61.9%
60.6%
60.4%
57.1%
2Q19
3Q19
4Q19
1Q20
2Q20
Combined Ratio
Extended Combined Ratio

Potential growth in the sector[8]

Revenue from insurance operations/GDP (%)

Chile: 4.7
USA: 11.3
South Korea: 10.5


2.9
2.9
3.0
3.2
3.3
3.4
3.7
3.8
3.8
3.6
3.8
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019

(1) Source SUSEP, date: May-20, includes our 30% interest in Porto Seguro. Doesn´t consider Health and VGBL is consider in Pension Plans; (2) Insurance = Earned Premiums; Pension Plans = Provision for Benefits to be Granted and Premium Bonds = Revenues from Premium Bonds; (3) Recurring insurance activities and other activities; (4) Recurring insurance activities include: Personal Insurance (Life, Personal Accidents, Unemployment, Funeral Allowance, Serious Diseases, Random Events, Credit Life), Housing, Homeowners, Multiple Peril and Travel; (5) Considers only Porto Seguro numbers; (6) Other activities include: Extended Warranty, Large Risks, DPVAT and IRB; (7) The sale of this portfolio has been concluded on October 31, 2014. (8) Sector growth potential figures for Chile, USA and South Korea refer to 2018.

45

Our business

Insurance | Insurance Open Platform

Benefits

Multi-channel distribution
Focused on commissions and fees

Specialized sales force

Easy **access** and **convenience** to clients

Excellence in post-sales

Sales Force

Internal
- Insurance consultants
- Insurance Shop
- Manager
- Cashier
- Internet Banking/Mobile
- ATM

External
- Call Center
- NAC/Partners
- Corban

Multi-channel Broker

Multi-channel Broker Platform

Retention, Post-Sales, Analytics, Marketing, Client service, Satisfaction

Relationship with clients

Products Offered

- Vehicles
- Life
- Health (Companies)
- Full Life
- Credit Life
- Dental (Individuals and Companies)
- Protected Card
- Premium Bonds
- Homeowners
- Travel
- Smartphone protection
- Mortgage
- Corporate lines
- Guarantee Insurance
- Auto, Moto, Home and Pet Assistance

46

Pension Ourbusiness plan Open platform Reasons toinvest: Concept 1,3,6,9: Howmuchdoes theclienthaveto savetoenjoya peaceful retirement? 1 Retirement 5 Financial return Years of salary accumulated Age Funds carefully selected 2 Future expenses always keeping theclientin 6 Enable easy 1 35 changing ofplan 3 45 mind 3 Children education 7 Succession 6 55 4 planning Tax planning 9 65 Technical Provisions R$ Billion 213.6 211.8 204.8 208.9 207.8 196.6 200.4 185.2 190.0 154.8 158.1 161.4 156.5 159.2 144.0 149.0 151.6 140.4 38.1 39.2 40.6 41.7 42.8 43.5 44.9 43.8 45.0 6.6 6.8 7.0 7.0 7.2 7.3 7.4 7.5 7.7 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 Traditional + 5.7% (vs. 2Q19) PGBL + 5.1% (vs. 2Q19) VGBL + 2.8% (vs. 2Q19) 47

Our business

Services | Investments

Itaú

Main products

Funds | Fixed income | Pension Plan | Equities | Real Estate Funds | Treasury Direct | COE | Savings

Investment Open Platform

Third-party products offered

Funds	Fixed income[2]
Fixed Income	CDB
Multimarket	LCA
Equity	LCI
Pension Plan	

Zero-fee products:

Variable Income
Zero custody fee for shares of Itaú Corretora and the stock exchange

Pension Plan
Zero initial and final contribution fees

Fixed Income
Zero custody fee for third party FI via Itaú Corretora

Real Estate Fund
Zero brokerage and custody fee on digital channels

Treasury Direct
Zero custody fee - Itaú Corretora

Itaú Asset Management

The largest private asset manager in Brazil in figures:

R$720 billlion[1]
assets under management

+ 60 years
in investment management

11 times
best fund manager by "Exame" magazine

Responsible investments

We incorporate ESG issues into our investment process.

PRI

(1) Source: ANBIMA (Brazilian Financial and Capital Markets Association) – June - 2020. Considers Itaú Unibanco and Intrag. (2) CDB - Certificates of Banks Deposits. LCA - Agricultural Credit Bonds. LCI - Real Estate Credit Bonds

48

Our business

Services | Wholesale Banking

Itaú
ItaúEmpresas

Middle

Annual revenues from **R$30 mn** to **R$500 mn**
"Focused on clients with the best ratings, with 95% of the credits being rated B3 or better, and with operations in diversified services, such as Cash Management, Foreign Exchange, Investment Banking and Funding."

Itaú BBA

Corporate Banking

Annual revenues over **R$500 mn**
"We offer a broad portfolio of banking products and services, ranging from" cash management "to structured transactions and transactions in the Capital Market.
We serve around 3,317 large business groups (includes Agrobusiness) in addition to serving more than 240 financial institutions."

Itaú BBA

Agrobusiness

Large and Regional (medium size + producers)
"We serve more than 1,200 customers in the integrated agribusiness chain, from plants to rural producers, with an emphasis on Targeted products and Foreign Currency, in a portfolio of more than R$30 billion."

Itaú BBA

LatAm

Presence in all banking segments in **Latin America.**

Itaú

Markets, Products & Planning

Treasury operations for the conglomerate.

Itaú BBA

Investment Banking

Leadership position and client recognition

Fixed income
We took part in local operations with debentures, promissory notes and securitization, which totaled R$3,338 million up to June 2020, taking the second place in the ANBIMA (Brazilian Financial and Capital Markets Association) ranking.

Equities
We undertook 8 offerings in South America in the first semester of 2020, which totaled US$585 million, taking the second place in the Dealogic ranking.

Mergers and Acquisitions
In the first half of 2020, we provided financial advisory on 18 transactions in South America, totaling US$757 million and maintaining the leadership position in the Dealogic ranking.

Project Finance
In the first half of 2020, we served as advisor and/or creditor of approximately R$7.4 billion in financing to 25 different infrastructure projects in different sectors.

Ranking	2Q20	2019	2018
M&A[1]	1st	1st	1st
Local ECM[1]	2nd	1st	1st
Local DCM[2]	2nd	1st	1st
International DCM[1]	2nd	3rd	6th
Derivatives Total[3]	1st	1st	1st

(1) Source Dealogic; (2) Source ANBIMA – Brazilian Financial and Capital Markets Association. Information from Jun-20; (3) Source: Cetip. Information from Jun-20.

49

Our business
Services | Wholesale Banking

Itaú Private Bank
Itaú Asset Management

WMS
Large range of customized **wealth management** and **investments** solutions

Securities Services

Local Custody: we ended June with R$1,404.5 billion under custody (practically stable from the same period of 2019).

International Custody: we ended June with R$112.8 billion under custody (-36.4% from the volume under custody in the same period of 2019).

Corporate Solutions: we are leaders in the bookkeeping of shares, providing services to 189 companies listed on B3, representing 58.2% of the total market, and in the bookkeeping of debentures, we work as a bookkeeper for 342 (28.9%) used.

Private Banking

With a full global wealth management platform, leadership position in Brazil.
We have been recognized by the world's top international Private Banking market publications:

Private Banker International
- Outstanding Global Private Bank - Latin America, 2019

PWM / The Banker
- Best Private Bank in Brazil, 2019

R$ million

Evolution of Assets Under Administration[1]

Investment Product management for the conglomerate and a full range of investment options to Retail Banking.


752
801
883
946
1,025
1,107
1,176
1,363
1,299
Jun-16
Dec-16
Jun-17
Dec-17
Jun-18
Dec-18
Jun-19
Dec-19
Jun-20

(1) Includes only Brazil (ex-Latam).

50

Services Ourbusiness | Wholesale Banking Asset Management Kinea It is an independent platform of management of differentiated investments. With R$61.1 billion in assets as of June 2020, it operates in the segments of Multi-Markets, Real Estate, Pension Plan and Private Equity, Stock and Infrastructure. Asset Management In June 2020, we reached R$720.21 billion in assets under management. Over 60 yearsin investment management and11 times bestfund manager by “Exame” magazine. Itaú Asset Management integrates ESG issuesin the investment process: Timeline ofIAM responsible investment practices Signatory to Proprietary modelto White paperonthe Launching ofAMEC White paperon incorporate ESG issues responsible investment White paperabout incorporation ofESG Stewardship Code/ intothe analysis of through theSDGslenses responsible investment in intothe analysis of Latin America funding fixed income (imagebelow). thedaysofCOVID-19 2008 2010 corporate 2014 securities 2016 2018 2020 2004 2009 2013 2015 2017 2019 Itaú Asset ESG issues White paperonthe Internal studyabout Carbon footprint Incorporation ofESG issues Management launches incorporated into incorporation ofESG ESG issuesand calculator for funds intothe analysis ofmore its Itaú Social theProxy Voting issuesintothe analysis sovereign bonds than95% ofassetsunder Excellence Fund(FIES) policy of funding management (AuM) ofIAM (1 Source: ANBIMA (Brazilian Financial and Capital Markets) Association) –June 2020. Considers Itaú Unibanco and Intrag. 51

Corporate governance 52

Corporate governance

History of our Governance

We believe that a sound and meritocracy-based governance, guided towards long-term value creation, adds value to our business, facilitates access to capital and contributes to business continuity.



Itaú
1995
Stock Option Plan
1996
APIMECs meetings and Roadshows
1999
Inclusion in the Dow Jones Sustainability Index
2000
Corporate Code of Ethics
Independent Fiscal Council
2001
Level I of Corporate Governance of B3
Election of Independent Board Members
2002
Disclosure and Trading Committee
Level II ADR Program
Tag Along
2004
Audit Committee
Creation of Dividend reinvestment program
2005
Nominating and Compensation Committee
Inclusion in the Corporate Sustainability Index
2006
Certification under section 404 of Sarbanes-Oxley Act
Internal Regulation of the Board of Directors
2007
Voluntary adherence to Abrasca's Manual for Material Information Control and Disclosure
2008
Corporate Governance Policy
UNIBANCO
1997
Level III ADR
1999
APIMECs meetings
Inclusion in the Dow Jones Sustainability Index
2001
Stock Option Plan
Level I of Corporate Governance of B3
2002
Disclosure Committee and Policy
2003
Election of Independent Members
2005
Trading Committee and Policy
Inclusion in the Corporate Sustainability Index
2007
Certification under section 404 of Sarbanes-Oxley Act
2008
Itaú
Merger
2009
Strategy Committee
Risk and Capital Management Committee
Nomination and Corporate Governance Committee
Personnel Committee
2010
Partners and Associates Program
2011
Voluntary adherence to the Abrasca's Code of Self-regulation and Best practices of Publicly-Held Companies
Remuneration Committee
2012
Digital Assembly
2013
Related Party Committee
2015
Inclusion in the Sustainability Vigeo EIRIS Index – Emerging 70
New Management Structure of Itaú Unibanco Holding
2017
Policy for Nomination of Executives: minimum 30% of independent members in C.A.
Inclusion in the Bloomberg Equality Index

Highlights

2018

- XP Investimentos (XP)

CADE's approval of the acquisition of a minority interest, reaffirming the independence of management – Itaú Unibanco acquired 49.9% of the capital, with 30.1% of the common shares

- First woman elected on the Board of Directors
- 21 years on the NYSE
- 50% stock split

with a 50% increase in dividends paid monthly;

- Encouraging diversity and new Vou Como Sou dress code;
- Board of Directors;
- General Data Protection Law as a Priority for Itaú Unibanco
- 10 years of merger between Itau and Unibanco

2019

- Changes in the composition of the Executive Committee:

Caio Ibrahim David assumed the position of General Director of the Wholesale department and Milton Maluhy assumed the position of Vice-President of Risks and Finance, being part of the Executive Committee

- The creation of the Social Responsibility Committee

Approved on January 31, 2019

2020

- Disclosure of the Management Members' Compensation Policy

53

Our Corporate governance governance structure family family Egydio de Family control, with Moreira Souza long-term vision Free Float Salles Aranha ON PN ON PN 100% 36.73% 81.87% 63.27% 18.13% Cia. E. Johnston 66.36% 33.64% de Participações ON PN 50.00% 0% 33.47% Itaú Unibanco Highly diversified 66.5% participações Free Float* (IUPAR) shareholder base ON PN ON PN ON PN Non-voting shares (PN) 39.21% 0.004% 51.71% 0% 7.76% 99.59% 4.8 billion of shares 19.91% 26.15% 52.95% Traded onB3 74% 51% Brazilians 49% Foreigners Traded onNYSE Itaú Unibanco Holding S.A. 26% 100% Foreigners Note: ON = Common Shares; PN = Non-voting Shares; (*) Excluding shares held by majority owners and treasury shares. 54

Corporate governance

Pillars of our Governance

decisions made on a collective basis

management aligned with meritocracy-based culture

Focus on performance and value creation

IUPAR

Family control ensuring long-term strategic vision

- Alignment among shareholders
- Defines group's vision, mission and values
- Assesses significant mergers and acquisitions
- Nominates executives to the Board of Directors
- Evaluation of performance and admission of family members
- Discusses and approves long-term strategies

Itaú Unibanco Holding S.A.

Shareholders' General Meeting (Fiscal Council)

Focus on decision-making, resolving upon high impact topics for the company's destiny

Board of Directors (Committees)

Responsible for value creation by means of strategic definition

Executive Committee

Professional management with the implementation of strategy and day-to-day management

Disclosure and Trading Committee

55

Corporate governance

Board of Directors

Our Board of Directors consists of professionals with exceptional knowledge and expertise in different areas of expertise, some of the key differentials of our management.

Main duties

- Defining and monitoring the strategy;
- Assessing mergers and acquisitions;
- Monitoring the Executive Committee performance;
- Appointing officers (meritocracy);
- Approving the budget;
- Defining and supervising risk appetite and policies for capital use;
- Defining and monitoring incentive and compensation models and establishing goals;
- Supervising the technology strategy;
- Defining meritocracy policies;
- Supervising the business operation.

The evaluation process of the Board of Directors is carried out by a third-party. Each director evaluates themselves, the other directors and of the organ as a collegiate ".

2 Co-chairmen

Pedro Moreira Salles ❷❹❻❼❽
Roberto Egydio Setubal ❺❻❽

1 Vice-president

Ricardo Villela Marino ❻

9 Members, being 6 Independent members

Alfredo Egydio Setubal ❷❹❼
Ana Lúcia de Mattos Barretto Villela ❷❹❼
João Moreira Salles ❻
Fábio Colleti Barbosa ❷❸❹❻❼
Gustavo Jorge Laboissière Loyola ❶❸❽
José Galló ❷
Marco Ambrogio Crespi Bonomi ❹❺
Pedro Luiz Bodin de Moraes ❸❺❽
Frederico Trajano Inácio Rodrigues

Board of Directors Committees

1. Audit Committee
2. Personnel Committee
3. Related Parties Committee
4. Nomination and Corporate Governance Committee
5. Risk and Capital Management
6. Strategy Committee
7. Social Responsibility Committee
8. Compensation Committee

56

COVID Corporate governance -19 Governance Committee Responsible for monitoring the crisis and its impacts, deliberations and institutional positioning. Executive Committee agenda Check Point of Executive Committee + 7 Institutional Crisis Management Committee and Check Point of Risks Febraban and Retail War Rooms and Wholesale Committee People, Legal, Marketing, IT, CRM and Service channels War Rooms Monitoring Retail War Room and adjusting operations in real time. Institutional Crisis Management Committee ï,§ Morning Calls. ï,§ Operation monitoring. Wholesale Committee Consolidates the treasury, credit and ECM war ï,§ Decisions coordination. rooms and monitors and adjusts their operations ï,§ Risks and contingencies mitigation. in real time. Check Point of Risks Febraban* Coordination War Room between banks and alignment with ï,§ Closing day. public authorities and regulators.ï,§ Market, credit, liquidity and operational risks monitoring. * Febrabanis the Brazilian Federation of Banks. 57

Corporate governance

Board of Directors Committees

Our committees report directly to the Board of Directors.

8 committees

The Board of Directors is responsible for electing the members of the committees for one-year terms of office.

They must have proven knowledge in the respective areas of work and technical qualification compatible with their duties.

since 2004
Audit
100% of the members are independent
60 meetings in the year

Ensures the integrity of the financial statements; complies with legal and regulatory requirements; and ensures the efficiency of internal controls and risk management since 2011
Compensation
100% of the members are non-executive
5 meetings in the year

Promotes discussions on incentive and compensation models; develops compensation policies for management members and employees; and establishes goals since 2009
Personnel
100% of the members are non-executive
4 meetings in the year

Establishes policies for attracting and retaining talented professionals; proposes guidelines for recruiting and training employees; and presents long-term incentive programs and monitors the culture of meritocracy since 2009
Strategy
100% of the members are non-executive
5 meetings in the year

Proposes budgetary guidelines; provides inputs for decision-making processes; recommends strategic guidelines and investment opportunities; and internationalizes and creates new business areas.

since 2019 NEW
Social Responsibility
4 meetings in the year

Defines strategies to strengthen our social responsibility; monitors the performance and defines the allocation process of the Rouanet Law since 2013
Related Parties
100% of the members are independent
12 meetings in the year

Manages transactions between related parties; and ensures equality and transparency for these transactions since 2009
Risk and Capital Management
100% of the members are non-executive
12 meetings in the year

Supports the Board of Directors; establishes the risk appetite; evaluates the cost of capital x the minimum return expected; allocates capital; oversees risk management and control; improves risk culture and complies with regulatory requirements since 2009
Nomination and Corporate Governance
100% of the members are non-executive
3 meetings in the year

Periodically reviews the criteria for nomination and succession; provides methodological support for the assessment of the Board of Directors and Chief Executive Officer; nominates members of the Board of Directors and Senior Vice Presidents (*Diretores Gerais*); and analyzes potential conflicts of interests

Strategic committees

since 2018
LATAM Strategy Council

Assesses the outlooks for the world economy; adopts internationally accepted trends, codes and standards; and provides guidelines for the Board of Directors to analyze opportunities since 2017
Digital Advisory Board

Proposes technological developments; assesses client's experience; and follows world trends



58

Our Corporate Executive governance Committee The Executive Committee is responsible for implementing the strategy andday-to-day management. Main duties • Implementing the guidelines and goals proposed by the Board of and human resources; Directors; • Monitoring market, creditand operational risks; and • Carrying out business and strategies related to products and segments; • Leading thebankin the search for value creation. • Ensuring thebest allocation and management of financial, operational Chief Executive Officer (CEO) Candido Botelho Bracher • Ombudsman Senior Vice Presidents (Diretores Gerais) Executive Vice Presidents Wholesale Retail IT and Operations Risksand Finance Legal and Human Resources Caio Ibrahim David Márcio de Andrade Schettini André Sapoznik Milton Maluhy Filho Claudia Politanski • Large and Medium • Branches • IT • Risks • Legal and Internal Corporates • Cards • Operations • Finance • Human Resources • Asset Management • Rede • Procurement • Corporate Communication • Institutional Treasury • Real Estate • Institutional and Governmental Relations • Private Bank • Insurance • Marketing • Custody • Vehicles • Sustainability • Latin America • Consortia • Investment Banking • Payroll 59

Corporate governance

Partners and Associates Program

Aiming at aligning the interests of our officers and employees with those of our shareholders, we maintain a partner and associate' program, focused on management members and employees with outstanding performance.

Long-term incentives

The program offers to participants the opportunity to invest in our non-voting shares (ITUB4), receiving a return also in shares, **sharing short, medium and long-term risks.**

Net variable compensation → ITUB4 → The investment must be retained for:

50% 3 year

50% 5 years

Partners and associate receive a return on the investment in the program grant year — year 1 — year 2 — year 3 — year 4 — year 5 — year 6 — year 7 — year 8 year 3: (delivery of 50%)

year 5: 70% associates, 50% partners — Available for sale; (delivery of the remaining 50%)

year 8: 30% associates, 50% partners — Available for sale

Shares received will remain unavailable for sale for five and eight-year term as from each investment in shares

Partners

Eight-year term of office

Eligible to successive reappointments

Possibility to invest 50% to 100% of net variable compensation

Associates

Four-year term of office

Eligible to two reappointments (maximum 12-year term)

Possibility to invest 35% to 70% of net variable compensation

The partners program **may also consider other instruments derived from shares**, as opposed to actual shares.

The share price considered at the grant and delivery dates is **calculated on the seventh business day before of each event**, considering the average closing price in the 30 days prior to the calculation.

Any partners and associates shares not yet received will also be **subject to reduction proportional** to a possible reduction in the realized recurring net income of the Issuer or of the applicable business area.

60

Corporate governance

Our shares

Our capital stock is comprised of 9.8 billion common shares (ITUB3) and non-voting shares (ITUB4). Non-voting shares are also traded as depositary receipts (ADR - ITUB) on the NYSE (New York Stock Exchange).

Characteristics of our shares

	ITUB3	ITUB4	ITUB
Stock Exchange	[B]³ Brasil Bolsa Balcão	[B]³ Brasil Bolsa Balcão	NYSE
Price[2]	R$24.00	R$25.45	US$4.69
Voting right	✔		
Priority dividends[3]		✔	✔
Additional payout[4]	✔	✔	✔
Tag Along[5]	80%	80%	80%

Appreciation of R$ 100 invested

on the date before the announcement of the merger (10/31/08) to June 30,2020


ITUB4 - with dividend reinvestment
Bank basket with dividend reinvestment[1]
IBOVESPA Index
Dollar
CDI
100
447
363
290
259
255
Oct-08
Oct-10
Oct-12
Oct-14
Oct-16
Oct-18
Jun-20

Source: Economatica

(1) Simple average of the three largest Brazilian banks ex Itaú Unibanco; (2) Closing price as of 06/30/2020, adjusted for earnings except dividends. Source: Economatica. (3) The non-voting shares will have the right to the priority minimum annual dividend (R$0.022 per share). (4) Additional payments may be made in dividends or interest on capital. ADR holders will be paid by the Custodian Bank, which will be responsible for paying the holders in an average time 10 days as from the payment in Brazil. (5) Mechanism for protecting minority shareholders in the event of a change in the Company's shareholding control.

61

Capital andrisk management 62

Capital and risk management

Our principles of risk management

The Board of Directors is our main capital management body, responsible for approving our institutional capital management policy and the guidelines involving the institution's level of capitalization.

Capital adequacy

Through our internal capital adequacy assessment process (ICAAP), we evaluate our capital adequacy for addressing risks, represented by our regulatory capital for credit, market and operating risks, and the capital required for covering other risks.

To ensure our solidness and the availability of capital to support the growth or our business, our Reference Equity remains above the minimum levels required by the Central Bank.

We adopt a forward-looking approach when managing our capital, using the following phases:

- identification of the material risks and the evaluation of additional capital
- preparation of the capital plan, in situations of both normality and stress
- internal capital adequacy assessment
- structuring of the capital contingency and recovery plans
- preparation of managerial and regulatory reports

Main indicators ascertained based on the Prudential Conglomerate on base date June 30, 2020

Basel Ratio	Reference Equity	Dividends and IOC in 2Q20	Payout in 2019[1]
13.5%	R$141 billion	R$745 million (net of taxes)	66.2%

(1) Dividends and net interest on own capital / recurring net income

63

Basel Capital and risk IIImanagement and Capital structure Our current ratio Basel III requirement 13.5% 1.4% Tier II 2.0% Total Capital (10.25%—12.75%) Additional Tier I Capital (AT1) 1.7% 1.5 % TierI (8.25%—10.75%) CET 1 (6.75%—9.25%) Countercyclical² 0 – 2.5% ACP¹ Systemic³ 1.0 % Conservation 4 1.25% 10.4% Common Equity Tier I 4.5% Jun -20 (1) ACP = Additional Principal Capital. (2) Countercyclical ACP: defined by each Central Bank. BACEN and currently set at 0%.(3) Systemic ACP: Requirement required for systemically important banks at domestic (D-SIBs) or global (G-SIBs). For Itaú Unibanco, this requirement is 1.0% . (4) Regulatory change implemented: conservation ACP from 2.5% to 1.25% from April 2020 to March 2021. AsofApril / 21, the conservation ACP will gradually increase, remaining again at 2.5% in April / 22. (CMN Resolution 4,783). 64

Capital and riskPayout management Practice 2019 Total payout simulation ROE 2019 ROE 23.7% 15.0% 17.5% 20.0% 22.5% 25.0% RWA 9% 5.0% 65% -70% 70 -75% 75 -80% 80 -85% 85% -90% The return and growth RWA 10.0% 40% -45% 45 -50% 50 -55% 55 -60% 60% -65% scenario positioned the growth 35% 35% 35 -40% 40 -45% 45% -50% 15.0% percentage to be The percentage to be distributed may change every year based on the company’s profitability and capital demands, always considering the distributed in the range minimum set forth in the Bylaws. of 60% to 65% 2019 2019 Payout Dividend yield R$18.8 billion is the net amount paid and provisioned 66.2% 77.6% 5.5% in dividends and interest on own Dividends and net interest on Dividends and gross interest capital in 2019 own capital / recurring net income on own capital / net income¹ (1) Calculated based ondividendsand interest on own capital (IOC) gross of taxes over net income adjusted by the legal revenue reserves. 65

Capital Capital and risk management cost management We are continually striving to manage our capital allocation efficiently through an appropriate capital cost. The Board of Directors, then, Board of Directors deliberates on and approves the changes or the ratification of the cost of own capital When the monitoring indicators of the CoE exceed the monitoring range, the committee evaluates the indicators and decides whether to . Directors propose a revision of the capital cost to the Board of Monitoring is based on in-house models, market data and evaluations of the cost of the bank’s capital and that of the market. Risk and Capital The cost of own capital is monitored monthly by Management a committee that reports to the Board of Directors. Committee 66

Capital and risk management

How are we structured for managing risks?

A classical model with three lines of defense: the business areas bear primary responsibility for risk management, followed by the risks area and, lastly, the audit area subordinated to the Board of Directors

Capital and Risk Management Committee
Pedro Bodin[1]

Monthly monitoring of Risk Appetite

Board of Directors
Pedro Moreira Salles
Roberto Egydio Setubal

Audit Committee
Gustavo Loyola[1]

Discussion of metrics and the outcome of Risk Appetite, as well as the main risk topics

Internal Audit
Paulo Miron

3rd line of defense

Independent review of the activities in which the institution is engaged

Itaú

Itaú Unibanco Holding
Candido Bracher

General Wholesale Office
Caio Ibrahim David

General Retail Office
Marcio Schettini

1st line of defense

Manages the risks these generate, with responsibility for identifying, assessing, controlling and reporting

Risk and Finance Control and Management Department
Milton Maluhy Filho

- Executive Office, Finance and Market Risk
- Investor Relations Office
- Operational Risk and Compliance Executive Office
- Credit Risk, Modeling and AML Office

2nd line of defense

Ensures that the risks are managed and sustained on the principles of risk management:

- Risk Appetite
- Policies
- Procedures
- Dissemination of the risk culture in the business

Legal, Institutional and Personnel Department
Claudia Politanski

Technology and Operations Department
André Sapoznik

(1) Independent director.

67

Capital and riskRisk Managementmanagement risk management fully timely and preemptive action, widely disseminated integrated into the focusing on creating increasing and risk culture performance of the business sustainable value and on client centricity COVERAGE PERFORMANCE Previous Current ïƒ Future Credit Business Market Focus Processes Business Client and liquidity Regulatory Attitude Reactive Preemptive Operations Form Reporting Challenging Technology Compliance Center Problem Solution Corporate People Security 68

Capital and risk management

Our risk management principles

Risk appetite consists of a 4-layer structure: principles of risk management, declaration by the Board of Directors, magnitude of the risk and metrics, and coordinates the set of guidelines on the assumption of risks.

The principles of risk management define the fundamentals of risk management and risk appetite based on 6 pillars, providing guidance on how the employees of IUH work and take decisions.

Sustainability and customer satisfaction

we want to be the leading bank in sustainable performance and in customer satisfaction. We strive to create **shared value** for our employees, clients, shareholders and society, ensuring the perpetuity of our business.

Risk Culture

our risk culture extends beyond policies, procedures and processes, strengthens the individual and collective responsibility of all employees, so that they do the right thing at the right time and in the correct manner, respecting **the ethical way of doing business**.

Pricing of risk

we operate with and assume business risks we know and understand, avoiding risks we are not familiar with or in which there is no competitive advantage, carefully evaluating the **risk-return ratio**.

Diversification

we have a low appetite for volatility in our results, which is why we operate with a diversified base of clients, products and businesses, striving to **diversify the risks** to which we are exposed and prioritizing lower risk business.

Operational excellence

we want to be an agile bank with a robust and stable infrastructure, to provide a **high-quality service**.

Ethics and respect for regulations

For us, **ethics are non-negotiable**. We foster a proper institutional environment, instructing our employees to cultivate ethics in relationships and business and to abide by the rules, thereby defending our reputation.

69

Capital and risk management

How do we establish our risk appetite?

Risk appetite defines the nature and level of the risks acceptable to our organization, delimiting the conditions in which our management will strive to maximize the creation of value.

The policy is drawn up and approved by the Board of Directors

Declaration by the BD: "We are a universal bank operating mainly in Latin America. With the support of our risk culture, we operate to strict standards of ethics and regulatory compliance in the search for high-level results and growth with low volatility, through long-standing relationships with our clients, correct pricing of risks, diversified sources of funding and proper use of capital."

It is monitored, discussed and reported on a regular basis to the executive levels, the Board of Directors and the Audit Committee

Where is Risk Appetite inserted?


Risk Appetite
Global Limits
Specific Limits
Competencies and Policies

Board of Directors

Executive Level

5 dimensions that underpin our risk management structure

	Capitalization	Liquidity	Credit, Market and Business	Operational risk	Reputation
	stipulates that we must have enough capital to protect us from a stress event without adjusting our capital structure.	stipulates that our liquidity should weather long periods of stress.	establish concentration limits, foster the diversification of revenues in the search to ensure low volatility in our results and the sustainability of our business.	is centered on controlling operational risk events that could have an adverse impact on our strategy.	deals with risks that could impact our brand value and reputation.
Examples of metrics	• Capital ratios in normal and stress situations • ratings on debt issues	• LCR • NSFR	• greatest credit risks • highest exposures • concentration by sectors, countries and segments • market risk concentration	• operational risk events and losses incurred • information technology	• suitability indicators • media exposure • follow-up on client complaints • regulatory compliance

70

Capital andrisk Market management Risk and Liquidity Management Solid management of liquidity and market risk Average VaR¹ in the quarter Liquidity Coverage Ratio(LCR) Net Stable Funding Ratio(NSFR) 504.3 431.0 350.2 341.0 201.7% 122.8% 121.1% 122.2% 122.5% 205.9 169.5% 167.2% 179.1% 117.5% 116.8% 2Q16 2Q17 2Q18 2Q19 2Q20 Jun-17 Jun-18 Jun-19 Jun-20 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Jun-20 (1)VAR=ValueatRisk. 71

Capital and risk management

Corporate Security Mindset

Itaú

Constant concern about risks
Benchmark with the market with an expanded view of risk and vulnerability testing throughout the perimeter.

Market leadership
Dialogue and vision of trends with the main stakeholders and regulatory bodies in the category.

Sustainable and Efficient Solutions
Automation of cyber security with the use of Analytics, guided by the main frameworks of Information Security.

customer centricity_

- Security with usability
- Employees experience
- Simplicity
- Digital bank

Integration with Business and Technology
Presence with the IT and Business teams in the risk assessment of new products and services.

Security Governance
Effectiveness and adequacy of our controls based on clear and objective policies.

Security as a Strategy
Preparation for the future with Research & Development of controls and technologies.

pillars

protect by design
- Secure development
- Secure infrastructure architecture
- *Data observability*

process discipline
- 24X7 Operations Center
- Prevention, detection and response to threats
- Constant blue team x red team exercises
- Frequent and controlled pen testing

human capital
- Attraction, training and retention program
- Continuous search for international benchmarking
- Integration with the business
- SI certified team

72

Information Capital andrisk management Security Our processes guarantee the care and focus necessary to protect our environment vulnerability management and technological infrastructure to face the adherence to security standards in a constant evolution of cyber threats technological environment application of corporate principles and internal and external intrusion tests and scans guidelines for the protection of information in the environment, in order to reduce the risks of and intellectual property attacks, image, exposure and information leakage and architecture of solutions and products with administration of security tools with a certified and the highest degree of security together with Projects Operations specialized team in the most diverse technologies the business and technology areas Governance maintaining the safety of current products , monitoring and handling all types of attacks allowing for safe and efficient expansion and security incidents 73

Capital and risk management

Climate risk

Climate risk and its variables comprise the analysis of socioenvironmental risk at Itaú Unibanco. This approach places Itaú in a strategic position to ensure the perpetuity of its business and operations in the face of climate change and the consequent impacts on the economy.

We highlight our work related to the strategic pillars of the Task Force on Climate-Related Financial Disclosures (TCFD)

The initiative was conceived within the scope of the Financial Stability Board (FSB), and proposes recommendations for climate disclosure for the financial and non-financial sectors on the pillars of Governance, Strategy, Risk Management and Targets and Metrics.

> "Crises such as the one caused by the COVID-19 and climate change impacts respect no geographical or political boundaries and put spotlight on social inequalities and vulnerabilities. The damage caused by climate change may be slower, but it is more long-lasting than those caused by the pandemic, that's for sure. " Cândido Bracher.

Alignment with TCFD recommendations – December 2019

Aspect	Implementation status	Delivered in 2019
Governance	73%	Defining the target for implementing TCFD by 2022, strengthening and integration of related teams.
Strategy	54%	Attending and taking a position at global and local forums for the joint development of tools and scenarios; and considering sectors highly exposed to climate change when defining the bank's sensitive sectors.
Risk management	76%	Developing and applying a methodology to analyze the bank's portfolio's exposure and sensitivity to climate change, as well as processes to assess climate risks in credit.
Targets and metrics	78%	Setting operation emissions targets with a limit scenario based on science; enhancing financed emissions; setting out indicator panels and adherence to projects.
Cross-cutting		Including climate change information in financial reports; execution of the Brazilian Business Council for Sustainable Development (CEBDS) letter on advocacy pricing in Brazil; providing technical training on the topic to internal stakeholders.
Consolidated implementation status		

Dec-19

2008 64% 2022

74

Risk and capitalE&S Risk inmanagement Credit Granting E&S Risk Management in Credit Granting includes actions and criteria adopted by Itaú to analyze specific clients, products and operations, and establish real estate guarantees. To this end, we factor in: Exclusion List Sensitive Sectors Products and Specific Operations The Exclusion List applies to all client segments and Clients in the sectors mentioned below submitted to New products, as well as the structuring of specific includes activities that are contrary to our values. internal higher level credit approval authorities are operations, including project related operations, Therefore, we do not grant credit to: also submitted to a qualitative -quantitative ESG undergo an E&S risk assessment before starting • Use of labor analogous to slavery; analysis that directly impacts their risk rating: operations and/or at closing the deal. This analysis • Use of child labor in a manner that is not in • Mining can include an Action Plan to be followed accordance with legislation; • Steel and iron and metals up/monitored with the client over the financing • Oil and gas term • Exploitation of prostitution, including child • Textile prostitution. • Pulp and paper • Chemical and Petrochemical List of Restricted Activities Based on the existing risk and internationally Agribusiness: Rural Clients Real Estate Guarantees recognized market practices, we follow specific For rural producer clients, we apply a proprietary The existence of E&G liabilities is assessed, guidelines for granting and renewing credit to the analysis methodology that takes into account including contamination, before pledging urban sectors below: georeferenced reports on our clients and rural real estate as guarantees. In certain Firearms ’ real estate cases, these liabilities are taken into account to • Tobacco properties and in-person visits, which enable us to value the guarantee and the borrower may be • Extraction categorize and distinguish clients based on scores. required to replace the real estate property • of wood • Fishing pledged as collateral. • Cold storage plants and cattle slaughterhouses 75

Financial highlights 76

2Q20 Financial Highlights In R$ billions Credit Portfolio Recurring 7.2 7.3 R$811.3 bn 7.0 4.2 811.3 net income 3.9 788.3 703.4 722.6 R$ 4.2 bn 674.5 2Q19 3Q19 4Q19 1Q20 2Q20 Jun-19 Sep-19 Dec-19 Mar-20 Jun-20 Cost of Credit ¹ Recurring ROE 23.5% 23.5% 23.7% R$7.8 bn 13.5% 12.8% 10.1 13.5% 5.8 7.8 4.0 4.5 13.0% Recurring ROE (%) 12.5% 12.5% 12.5% 13.0% Average Cost of Capital (%) 2Q19 3Q19 4Q19 1Q20 2Q20 2Q19 3Q19 4Q19 1Q20 2Q20 (1) Provision for Loan Losses + Recovery of Loans + Impairment + Discounts Granted Espaço reservado para rodapé 77

2Q20 Credit portfolio

In R$ billions

	Jun-20	Mar-20	Δ	Jun-19	Δ
Individuals	228.8	238.1	-3.9%	222.3	2.9%
Credit card loans	72.9	83.8	-13.1%	79.3	-8.1%
Personal loans	37.3	37.4	-0.2%	32.8	13.7%
Payroll loans	50.4	50.3	0.2%	49.1	2.6%
Vehicle loans	19.5	19.4	0.3%	17.2	13.2%
Mortgage Loans	48.8	47.2	3.5%	44.0	11.0%
Very Small, Small and Middle Market Loans	107.4	104.5	2.8%	83.1	29.3%
Individuals + SME's Loans	**336.2**	**342.6**	**-1.8%**	**305.4**	**10.1%**
Corporate loans	259.2	250.2	3.6%	203.4	27.5%
Credit operations	175.4	171.9	2.0%	146.4	19.8%
Corporate Securities	83.9	78.3	7.1%	56.9	47.3%
Total Brazil	**595.5**	**592.8**	**0.5%**	**508.8**	**17.0%**
Latin America	215.9	195.6	10.4%	165.7	30.2%
Total with Financial Guarantees and Corporate Securities	**811.3**	**788.3**	**2.9%**	**674.5**	**20.3%**
Total (ex-foreign exchange rate variation)	**811.3**	**810.8**	**0.1%**	**736.7**	**10.1%**

Credit origination[1]

1H20 vs. 1H19

Individuals	+ 5%
Very Small, Small and Middle Market	+ 13%
Corporate	+ 59%
Total Brazil[2]	**+ 29%**
Private securities issuance[3]	- 16%

Change in personal loans

Jun-20 vs. Mar-20

Personalised credit	+ 44%
Overdraft	- 23%
Installment credit	- 36%

Note: (1) Does not consider origination of credit card, overdraft, debt renegotiation and other revolving credits. Average origination per working day in the period except for private securities issuance. (2) Does not include private securities issuance. (3) Source: ANBIMA (Brazilian Financial and Capital Markets Association). Considers total volume of fixed income and hybrid private securities issuance arranged by Itaú Unibanco on the local market (includes distributed volumes).

78

2Q20 Financial margin with clients Annualized average rate %—Consolidated Annualized average rate %—Brazil 9.9% 10.0% 10.0% 10.0% 10.0% 12.2% 12.1% 11.8% 12.1% 12.2% 12.2% 11.9% 9.8% 9.8% 9.2% 11.1% 8.4% 10.2% 7.6% 7.7% 7.6% 7.6% 7.5% 9.5% 9.6% 9.2% 9.2% 9.2% 9.0% 7.4% 8.4% 6.7% 4.3% 5.2% 3.7% 4.1% 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 Financial Margin with Clients Risk-adjusted Financial Margin with Clients Change in financial margin with clients R$ billion R$0.3 bn 17.0 15.8 0.7 0.2 0.1 15.4 1.0 16.5 (1.3) (0.6) (0.7) (0.04) 1Q20 1Q20 1Q20 Retail Product Segment Mix2 Asset Spreads Average Asset Latin America Other 3 2Q20 2Q20 2Q20 Working Capital 1 Spread -Sensitive Mix Portfolio (ex-Brazil) Spread -Sensitive Working Capital 1 and Other Operations Operations and Other (1) Includes capital allocated to business areas (except treasury), in addition to the corporation’s working capital. (2) Mixof segments: lower share of the Retail portfolio and higher share of the Wholesale portfolio. (3) Includes the liability margin and structured wholesale operations. 79

2Q20 Provision from loan losses In R$ billions Expected loss provisioning model Cost of credit¹ 5.3% ratio between 3.3% 3.9% Allocation oftotal provisions 2.4% 2.6% the annualized 10.1 cost of credit¹ Jun-20 vs. Jun-19 and the loan 7.8 4.5 5.8 49.3 Total + 48.9% portfolio² -(%) 4.0 47.1 Expected loss 2Q19 3Q19 4Q19 1Q20 2Q20 Potential loss + 99.4% 33.1 25.7 Related to expected loss in retail 22.6 R$12.8 bn segment and potential loss in the Coverage ratio wholesale segment. (90 days NPL -%) 12.9 Aggravated risk ratings 920% Wholesale -Brazil Related to aggravated risk rating of + 19.6% 638% overdue R$1.9 bn 11.5 11.4 341% Latin America and renegotiated operations 9.5 399% 281% Total Overdue operations 247% 227% 239% 212% Related to minimum provision required + 13.8% 208% Retail -Brazil 10.7 13.0 12.1 193% due to overdue operations R$1.5 bn 172% Jun-19 Sep-19 Dec-19 Mar-20 Jun-20 Jun-19 Mar-20 Jun-20 (1) Provision for Loan Losses + Recovery of Loans + Impairment + Discounts Granted; (2) Average loan portfolio balance with financial guarantees provided and corporate securities considers the last two quarters. 80

2Q20 Credit quality 15-90 days NPL (%) 90 days NPL (%) Jun-19 Sep-19 Dec-19 Mar-20 Jun-20 Jun-19 Sep-19 Dec-19 Mar-20 Jun-20 3.5% 3.4% 3.4% 3.5% 2.6% 3.2% 2.5% 2.3% 2.4% 2.4% 2.3% 2.4% 1.7% 3.0% 3.1% 2.2% 2.9% 2.9% 2.7% 1.7% 3.5% 5.1% 5.0% 3.4% 4.7% 4.8% 3.2% 3.1% 4.5% 3.0% 2.5% 2.5% 2.4% 2.3% 1.9% 2.4% 2.3% 2.3% 2.3% 1.6% 1.6% 2.0% 1.4% 1.9% 1.8% 1.0% 1.4% 1.2% 1.9% 2.0% 1.4% 1.4% 1.4% 0.9% 0.9% 1.1% 0.7% 0.7% 0.7% 0.5% Total Brazil Latin America Individuals Corporate Very Small, Small and Middle Market companies 81

2Q20 Financial margin with the market In R$ billions 1.5 1.4 1.4 1.4 1.4 1.2 1.3 1.3 1.2 1.6 1.5 1.3 1.3 1.2 1.3 1.3 1.1 1.1 1.0 0.7 0.8 0.7 0.9 0.5 1.0 0.9 0.2 0.4 0.5 0.5 0.5 0.4 0.6 0.6 0.3 0.3 0.4 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 Financial margin with Sale of shares -B3 Financial margin with 1 year moving average of the market –Brazil¹ the market–Latin America² financial margin with the market (1) Includes units abroad ex-Latin America; (2) Excludes Brazil. 82

2Q20 Commissions, fees and result from insurance operations In R$ billions 2Q20 1Q20 1H20 1H19 Monthly card transaction volume Credit and debit cards 2.5 3.0 -16.9% 5.5 6.5 -14.5% Base 100 = Jun/19 Card issuance 2.0 4.3 4.4 Acquiring 2.3 -13.3% -3.0% Issuance Services Acquiring 0.5 0.7 -28.3% 1.3 2.1 -38.9% Current account services 1.8 3.8 3.7 138 2.0 -6.3% 3.4% Asset management¹ 1.3 1.5 -13.2% 2.8 2.3 19.5% 131 100 101 Advisory services and brokerage 0.8 0.9 -15.9% 1.7 1.0 73.2% 100 77 Credit operations and guarantees provided 0.5 0.6 -19.2% 1.1 1.3 -10.7% 91 Collection Services 0.4 0.5 -7.4% 0.9 1.0 -6.9% 70 Other 0.3 0.3 3.9% 0.6 0.5 17.2% Jun-19 Dec-19 Apr-20 Jun-20 Latin America (ex-Brazil) 0.7 0.7 0.6% 1.4 1.5 -2.0% Commissions and fees 8.4 9.5 -11.8% 17.9 17.7 1.3% 275 7.2 % Open Platform 257 Result from insurance operations² 1.5 1.6 -2.9% 3.1 3.3 -6.7% Commissions, fees and resultfrom insurance 9.9 11.1 -10.5% 21.0 21.0 0.0% In R$ billions (end of period) Mar-20 Jun-20 (1) Includes fund management fees and consorcio management fees; (2) Result from insurance includes the revenues from insurance, pension plan and premium bonds operations net of retained claimsand selling expenses; 83

2Q20 Non-interest expenses Focus in technology In R$ billions 2Q20 2Q19 1H20 1H19 +802 Personnel Expenses (5.1) (5.5) -7.4% (10.3) (10.8) -4.9% employees Administrative Expenses (4.0) (4.2) -5.2% (8.0) (8.3) -3.7% hired by the Technology Other¹ (1.1) (1.3) -9.9% (2.4) (2.4) 0.0% area in the quarter Total -Brazil (10.3) (11.1) -6.8% (20.8) (21.6) -3.9% +1,327 employees in the last 12 months. Latin America (ex-Brazil)² (1.8) (1.6) 12.1% (3.4) (3.2) 5.6% Non-interest expenses (12.1) (12.7) -4.4% (24.2) (24.8) -2.6% Zup 1,448 employees incorporated in the Non-interest quarter 3.7% 2.4% expenses 1.8% -0.7% growing at a slower pace than inflation 0.4% -6.8% -0.5% -2.5% -4.0% Non-interest expenses growth year over year -9.0% Non-interest expenses growth (1) Includes operating expenses and other tax expenses compared to the same period of the (Includes IPTU, IPVA, IOF and others. Does not include PIS, Cofins and ISS); previous year (deflated by IPCA) 2Q19 3Q19 4Q19 1Q20 2Q20 (2) Does not consider overhead allocation. 84

2Q20 Capital June 2020 12.0% 0.3% 0.1% 12.1% 1.7% 0.2% 1.7% 0.1% 10.3% 10.4% Mar-20 Net income Prudential RWA of credit² RWA of Jun-20 Tier I Capital and dividends adjustments¹ the Market³ Tier I Capital (1) Tax credits, goodwill and intangible assets; (2) credit risk exposures (RWACPAD); (3) market risk capital requirement (RWAMINT) 85

2020 Perspectives Due to the lack of Capital and liquidity at appropriate levels considering our internal stress test scenarios. predictability of the extent and depth of the current In the short term, the credit portfolio will continue to expand proportionally more in the corporate segment, while more flexible repayment conditions for individuals, very small and small companies crisis, we will keep the 2020 will likely keep the portfolio stable in these segments. Increase in demand, or change in mix, is forecast suspended dependent on economic activity. Possible reduction in the average rate of the financial margin with clients (NIM)due to the progressive change in the credit portfolio mix and the impact of the lower interest rate on the remuneration of working capital and liability margin. Quarterly growth of commissions, fees and results from insurance in line with the recovery trend of economic activity and the reopening of capital markets Possible reduction in the cost of creditin the short term—anchored in the expected loss model that will react promptly to changes in the country’s macroeconomic scenario and the financial conditions of our clients. Strategic cost management based on continuous investment in technology, new ways of working, optimization of distribution channels, in addition to structural efficiency projects will continue to Note: The perspectives presented on this slide should bring benefits in the coming quarters. not be taken as a formal projection of financial performance for the year 2020. 86

Additional information 87

Corporate profile Additional information 88

Additional A History Information of Successful Strategic Deals¹ Acquisition of the remaining 50% of: Uruguay Retail-Brazil NACIONAL Acquisition of the Banco Itaú BMG Consignado Casa minority interest of: Moreira Salles Acquisition of a 1924 minority interest in: Unibanco 1995 -1998 2000 -2003 2004 -2007 Merger 2008 2009 -2020 Itaú 1943 Foundation of Banco Itaú Alliance with: BEG Banco del BuenAyre (1) Includes mergers, acquisitions, joint-ventures and partnerships. 89

Capital and risk management Additional information 90

Capital AdditionalInformation Ratios (BIS) | Prudential Conglomerate ¹ In R$ millions, end of period 2Q20 1Q20 Core Capital 108,119 107,668 Tier I (Core Capital + Additional Capital) 126,214 124,980 Referential Equity (Tier I and Tier II) 140,650 139,218 Total Risk-weighted Exposure (RWA) 1,040,622 1,043,517 Credit Risk-weighted Assets (RWACPAD) 922,909 917,107 Operational Risk-weighted Assets (RWAOPAD) 92,476 92,476 Market Risk-weighted Assets (RWAMINT) 25,237 33,934 Core Capital Ratio 10.4% 10.3% Tier I Ratio 12.1% 12.0% BIS (Referential Equity / Total Risk-weighted Exposure) 13.5% 13.3% (1) Includes financial institutions, consortium managers, payment institutions, companies that acquire operations or directlyorindirectly assume credit risk and investment funds in which the conglomerate substantially retains risks and benefits. 91

Additional Information

Ratings

Itaú

FitchRatings

		International				National	
Viability	Support	Local Currency		Foreign Currency			
		Long Term	Short Term	Long Term	Short Term	Long Term	Short Term
bb	4	BB	B	BB	B	AAA (bra)	F1+ (bra)

Moody's

International				National	
Subordinated Debt Foreign Currency	Senior Unsecured Debt Foreign Currency	Issuer Local Currency		Issuer	
Long Term	Long Term	Long Term	Short Term	Long Term	Short Term
(P) B1	(P) Ba3	Ba3	NP	A1. br	BR-1

Standard & Poor's

International				National	
Local Currency		Foreign Currency			
Long Term	Short Term	Long Term	Short Term	Long Term	Short Term
BB-	B	BB-	B	brAAA	brA-1+

92

Financial Highlights Additional information 93

Additional Information

Results 2Q20

Itaú

In R$ billions

	2Q20	2Q19	Δ	1Q20	Δ	1H20	1H19	Δ
Operating revenues	28.0	29.5	-5.0%	29.2	-4.1%	57.2	57.7	-0.8%
Managerial financial margin	17.8	18.5	-3.7%	17.8	-0.2%	35.6	36.1	-1.5%
Financial margin with clients	16.5	16.9	-2.4%	17.0	-3.4%	33.5	33.3	0.6%
Financial margin with the market	1.3	1.6	-16.9%	0.8	72.0%	2.0	2.8	-26.6%
Commissions and fees	8.4	9.1	-7.4%	9.5	-11.8%	17.9	17.7	1.3%
Revenues from insurance	1.8	2.0	-7.0%	1.9	-2.5%	3.7	3.9	-4.4%
Cost of credit	(7.8)	(4.0)	92.1%	(10.1)	-23.0%	(17.9)	(7.8)	127.5%
Provision from loan losses	(7.6)	(4.4)	71.6%	(10.4)	-27.3%	(18.0)	(8.6)	108.5%
Impairment	(0.2)	(0.0)	359.4%	(0.0)	121.3%	(0.3)	(0.1)	293.0%
Discounts granted	(0.8)	(0.4)	92.5%	(0.3)	182.0%	(1.0)	(0.7)	45.6%
Recovery of loans written off as losses	0.7	0.8	-7.1%	0.7	10.9%	1.4	1.5	-8.6%
Retained claims	(0.3)	(0.3)	8.1%	(0.3)	-2.5%	(0.7)	(0.6)	9.1%
Other operating expenses	(13.8)	(14.4)	-4.7%	(13.8)	0.0%	(27.5)	(28.3)	-2.7%
Non-interest expenses	(12.1)	(12.7)	-4.4%	(12.1)	0.4%	(24.2)	(24.8)	-2.6%
Tax expenses and other	(1.6)	(1.8)	-6.9%	(1.7)	-3.2%	(3.3)	(3.4)	-3.4%
Income before tax and minority interests	6.2	10.7	-42.5%	5.0	22.4%	11.2	21.0	-46.6%
Income tax and social contribution	(1.9)	(3.4)	-44.2%	(1.0)	95.0%	(2.9)	(6.6)	-56.4%
Minority interests in subsidiaries	(0.1)	(0.3)	-77.9%	(0.2)	-59.5%	(0.2)	(0.5)	-55.2%
Recurring net income	4.2	7.0	-40.2%	3.9	7.5%	8.1	13.9	-41.6%

94

Additional Information

Segments – Income Statement Pro Forma 2Q20

In R$ millions	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	Itaú Unibanco
Operating Revenues	**17,691**	**7,790**	**2,530**	**28,010**
Managerial Financial Margin	10,603	5,123	2,050	17,776
Financial Margin with Clients	10,603	5,123	742	16,468
Financial Margin with the Market	-	-	1,307	1,307
Commissions and Fees	5,448	2,551	397	8,396
Result from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	1,639	116	84	1,839
Cost of Credit	**(5,018)**	**(2,757)**	**6**	**(7,770)**
Provision for Loan Losses	(4,927)	(2,640)	6	(7,561)
Impairment	-	(196)	-	(196)
Discounts Granted	(669)	(81)	-	(750)
Recovery of Loans Written Off as Losses	578	160	-	738
Retained Claims	**(320)**	**(1)**	**-**	**(321)**
Other Operating Expenses	**(9,575)**	**(3,999)**	**(177)**	**(13,751)**
Non-interest Expenses	(8,387)	(3,633)	(89)	(12,109)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,178)	(366)	(88)	(1,633)
Insurance Selling Expenses	(9)	(0)	-	(10)
Income before Tax and Minority Interests	**2,777**	**1,033**	**2,359**	**6,168**
Income Tax and Social Contribution	**(974)**	**(189)**	**(739)**	**(1,902)**
Minority Interests in Subsidiaries	**(28)**	**(19)**	**(14)**	**(61)**
Recurring Net Income	**1,774**	**825**	**1,606**	**4,205**
Recurring Return on Average Allocated Capital	15.3%	5.6%	33.3%	13.5%
Efficiency Ratio (ER)	51.8%	48.9%	3.6%	46.5%

95

Additional Information

Income Statement | Operating Revenues Perspective

In R$ millions	2Q20	1Q20	Δ	2Q19	Δ
Operating Revenues	**28,010**	**29,206**	**-4.1%**	**29,492**	**-5.0%**
Managerial Financial Margin	17,776	17,805	-0.2%	18,451	-3.7%
Financial Margin with Clients	16,468	17,045	-3.4%	16,879	-2.4%
Financial Margin with the Market	1,307	760	72.0%	1,572	-16.9%
Commissions and Fees	8,396	9,514	-11.8%	9,063	-7.4%
Revenues from Insurance[1]	1,839	1,887	-2.5%	1,978	-7.0%
Cost of Credit	**(7,770)**	**(10,087)**	**-23.0%**	**(4,044)**	**92.1%**
Provision for Loan Losses	(7,561)	(10,398)	-27.3%	(4,407)	71.6%
Impairment	(196)	(89)	121.3%	(43)	359.4%
Discounts Granted	(750)	(266)	182.0%	(390)	92.5%
Recovery of Loans Written Off as Losses	738	666	10.9%	795	-7.1%
Retained Claims	**(321)**	**(329)**	**-2.5%**	**(297)**	**8.1%**
Other Operating Expenses	**(13,751)**	**(13,752)**	**0.0%**	**(14,432)**	**-4.7%**
Non-interest Expenses	(12,109)	(12,056)	0.4%	(12,669)	-4.4%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,633)	(1,691)	-3.5%	(1,758)	-7.1%
Insurance Selling Expenses	(10)	(5)	102.1%	(6)	71.9%
Income before Tax and Minority Interests	**6,168**	**5,038**	**22.4%**	**10,718**	**-42.5%**
Income Tax and Social Contribution	**(1,902)**	**(975)**	**95.0%**	**(3,408)**	**-44.2%**
Minority Interests in Subsidiaries	**(61)**	**(151)**	**-59.5%**	**(277)**	**-77.9%**
Recurring Net Income	**4,205**	**3,912**	**7.5%**	**7,034**	**-40.2%**

(1) Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.

96

Additional Information

Results – Brazil and Latin America

Itaú

In R$ millions	2Q20			1Q20			Δ		
	Consolidated	Brazil [1]	Latin America (ex-Brazil)	Consolidated	Brazil [1]	Latin America (ex-Brazil)	Consolidated	Brazil [1]	Latin America (ex-Brazil)
Operating Revenues	**28,010**	**24,734**	**3,276**	**29,206**	**26,411**	**2,795**	**-4.1%**	**-6.3%**	**17.2%**
Financial Margin with Clients	16,468	14,553	1,915	17,045	15,340	1,705	-3.4%	-5.1%	12.3%
Financial Margin with the Market	1,307	667	640	760	387	373	72.0%	72.4%	71.5%
Commissions and Fees	8,396	7,675	721	9,514	8,797	717	-11.8%	-12.8%	0.6%
Revenues from Insurance [2]	1,839	1,839	-	1,887	1,887	-	-2.5%	-2.5%	-
Cost of Credit	**(7,770)**	**(7,061)**	**(708)**	**(10,087)**	**(9,357)**	**(730)**	**-23.0%**	**-24.5%**	**-2.9%**
Provision for Loan Losses	(7,561)	(6,766)	(795)	(10,398)	(9,590)	(808)	-27.3%	-29.4%	-1.5%
Impairment	(196)	(196)	-	(89)	(89)	-	121.3%	121.3%	-
Discounts Granted	(750)	(747)	(3)	(266)	(261)	(5)	182.0%	186.1%	-35.3%
Recovery of Loans Written Off as Losses	738	648	90	666	583	83	10.9%	11.2%	8.5%
Retained Claims	(321)	(321)	-	(329)	(329)	-	-2.5%	-2.5%	
Non-interest Expenses	(12,109)	(10,241)	(1,868)	(12,056)	(10,438)	(1,618)	0.4%	-1.9%	15.5%
Tax Expenses and Other [3]	(1,642)	(1,565)	(77)	(1,696)	(1,755)	59	-3.2%	-10.8%	-230.5%
Income before Tax and Minority Interests	**6,168**	**5,546**	**622**	**5,038**	**4,531**	**507**	**22.4%**	**22.4%**	**22.8%**
Income Tax and Social Contribution	(1,902)	(1,715)	(186)	(975)	(844)	(132)	95.0%	103.3%	41.7%
Minority Interests in Subsidiaries	(61)	(42)	(19)	(151)	(62)	(89)	-59.5%	-31.4%	-79.0%
Recurring Net Income	4,205	3,788	417	3,912	3,626	286	7.5%	4.5%	45.9%

(1) Includes units abroad ex-Latin America. (2) Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (3) Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses. Note: Latin America information is presented in nominal currency.

97

Additional Information

Business Model

The allocation of principal capital (Common Equity Tier 1) in the bank's business is made at 12%, according to our risk appetite.

In the first half of 2020, we ended with R $ 36.2 billion of capital above the minimum (8% in 1Q20 and 6.75% in 2Q20 of CET1), determined by the Central Bank of Brazil.

1st Half of 2020

	Consolidated	Credit	Trading	Insurance & services	Excess capital
Operating Revenues	57.2	31.9	0.6	24.7	0.1
Managerial Financial Margin	35.6	26.2	0.6	8.7	0.1
Commissions and Fees	17.9	5.6	0.0	12.3	-
Revenues from Insurance [1]	3.7	-	-	3.7	-
Cost of Credit	(17.9)	(17.9)	-	-	-
Retained Claims	(0.7)	-	-	(0.7)	-
Non-Interested Expenses and Other Expenses [2]	(27.7)	(13.8)	(0.2)	(13.8)	0.0
Recurring Net Income	8.1	1.0	0.2	7.0	(0.0)
Average Regulatory Capital	126.8	75.9	1.4	50.6	(1.1)
Value Creation	0.4	(3.5)	0.3	3.6	0.0
Recurring ROE	13.1%	2.5%	27.3%	27.6%	4.7%

1st Half of 2019

	Consolidated	Credit	Trading	Insurance & services	Excess capital
Operating Revenues	57.7	30.4	0.9	25.7	0.8
Managerial Financial Margin	36.1	24.4	0.9	10.1	0.8
Commissions and Fees	17.7	6.0	0.0	11.7	-
Revenues from Insurance [1]	3.9	-	-	3.9	-
Cost of Credit	(7.8)	(7.8)	-	-	-
Retained Claims	(0.6)	-	-	(0.6)	-
Non-Interested Expenses and Other Expenses [2]	(28.7)	(14.2)	(0.4)	(14.1)	(0.0)
Recurring Net Income	13.9	5.8	0.3	7.2	0.6
Average Regulatory Capital	123.9	62.6	1.4	39.8	20.0
Value Creation	6.1	1.8	0.2	4.7	(0.6)
Recurring ROE	23.6%	18.5%	40.6%	36.1%	6.3%

Δ

	Consolidated	Credit	Trading	Insurance & services	Excess capital
Operating Revenues	(0.5)	1.4	(0.3)	(1.0)	(0.6)
Managerial Financial Margin	(0.5)	1.8	(0.3)	(1.4)	(0.6)
Commissions and Fees	0.2	(0.4)	(0.0)	0.6	-
Revenues from Insurance [1]	(0.2)	-	-	(0.2)	-
Cost of Credit	(10.0)	(10.0)	-	-	-
Retained Claims	(0.1)	-	-	(0.1)	-
Non-Interested Expenses and Other Expenses [2]	1.0	0.5	0.2	0.3	0.1
Recurring Net Income	(5.8)	(4.8)	(0.1)	(0.2)	(0.7)
Average Regulatory Capital	2.9	13.3	(0.0)	10.8	(21.1)
Value Creation	(5.6)	(5.3)	0.1	(1.1)	0.7
Recurring ROE	-10.5 p.p.	-16.0 p.p.	-13.4 p.p.	-8.5 p.p.	-1.6 p.p.

(1) Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) Include Tax Expenses (ISS, PIS, COFINS and other), Insurance Selling Expenses and Minority Interests in Subsidiaries

98

Additional Information

Credit Portfolio by Product

Itaú

In R$ billions, end of period	2Q20	1Q20	Δ	2Q19	Δ
Individuals - Brazil [1]	**228.0**	**237.0**	**-3.8%**	**221.5**	**2.9%**
Credit Card	72.9	83.8	-13.1%	79.3	-8.1%
Personal Loans	36.4	36.2	0.6%	31.9	14.2%
Payroll Loans [2]	50.4	50.3	0.2%	49.1	2.6%
Vehicles	19.5	19.4	0.3%	17.2	13.2%
Mortgage Loans	48.8	47.2	3.5%	44.0	11.0%
Rural Loans	0.1	0.1	-18.5%	0.1	-32.1%
Companies - Brazil [1]	**228.7**	**221.2**	**3.4%**	**177.0**	**29.2%**
Working Capital [3]	131.4	120.6	9.0%	96.3	36.5%
BNDES/Onlending	9.7	9.8	-0.5%	13.6	-28.8%
Export / Import Financing	63.2	67.3	-6.1%	44.9	40.6%
Vehicles	10.1	9.9	1.3%	6.0	66.3%
Mortgage Loans	5.0	4.6	9.2%	5.3	-5.7%
Rural Loans	9.4	9.1	2.6%	10.9	-13.9%
Latin America [4]	**200.8**	**181.5**	**10.6%**	**154.3**	**30.1%**
Total without Financial Guarantees Provided	**657.5**	**639.7**	**2.8%**	**552.9**	**18.9%**
Financial Guarantees Provided	70.0	70.3	-0.4%	64.7	8.2%
Total with Financial Guarantees Provided	**727.5**	**710.0**	**2.5%**	**617.6**	**17.8%**
Corporate Securities [5]	83.9	78.3	7.1%	56.9	47.3%
Total Risk	**811.3**	**788.3**	**2.9%**	**674.5**	**20.3%**

(1) Includes units abroad ex-Latin America; (2) Includes operations originated by the institution and acquired operations; (3) Also includes Overdraft, Receivables, Hot Money, Leasing, and other; (4) Includes Argentina, Chile, Colombia, Panama, Paraguay and Uruguay; (5) Includes Debentures, CRI and Commercial Paper.

99

Credit AdditionalInformation Portfolio by Currency ¹ R$ billion Jun-20 300.4 427.0 727.5 Mar-20 284.8 425.2 710.0 Dec-19 232.8 417.0 649.7 Sep-19 240.0 401.7 641.7 Jun-19 228.3 389.3 617.6 Mar-19 224.5 384.5 609.0 Dec-18 219.5 379.1 598.6 Sep-18 233.4 366.7 600.1 Jun-18 223.5 365.1 588.6 Foreign Currency Local Currency (1) Total with financial guarantees provided. 100

Additional Credit¹ Information Origination | Brazil Base 100 = 2Q17 Total Credit2 – Brazil Credit2—Individuals 23% 2% 7% 179 -7% 167 145 155 142 145 114 124 100 100 2Q17 2Q18 2Q19 1Q20 2Q20 2Q17 2Q18 2Q19 1Q20 2Q20 Credit2 – Very Small, Small and Middle Credit2 – Corporate Market 5% 50% -1% 19% 207 161 170 168 173 114 138 100 100 107 2Q17 2Q18 2Q19 1Q20 2Q20 2Q17 2Q18 2Q19 1Q20 2Q20 Note: Do not consider origination of Credit Card, Overdraft, Debt Renegotiation and other revolving credits. (1) Average origination per working day in the period, except for private securities issuance. (2) Does not include private securities issuance. (3) Source: ANBIMA (Brazilian Financial and Capital Markets Association) . Considers total volume of fixed income and hybrid private securities issuance arranged by Itaú Unibanco on the local market (includes distributed volumes) . 101

Additional Information

Credit Portfolio Breakdown

Companies Credit Portfolio by Business Sector[1,2]

In R$ billions, end of period	2Q20	1Q20	Δ
Public Sector	5.6	5.0	12.4%
Private Sector	416.1	396.4	5.0%
Real Estate	29.5	25.9	13.9%
Transportation	25.0	23.8	5.2%
Food and beverage	24.2	23.3	3.9%
Agribusiness and fertilizers	22.7	22.8	-0.4%
Vehicles and auto parts	20.1	19.1	5.2%
Banks and other financial	18.2	16.4	11.1%
Energy and water treatment	17.3	16.7	3.5%
Petrochemical and chemical	14.7	14.0	4.8%
Infrastructure work	12.7	11.9	6.2%
Steel and metallurgy	12.0	11.5	4.6%
Mining	11.4	10.1	12.8%
Pharmaceutical and cosmetics	10.2	9.6	5.9%
Telecommunications	10.1	9.6	5.3%
Oil and gas	9.2	9.2	0.4%
Electronic and IT	8.7	8.3	5.5%
Entertainment and tourism	7.1	6.6	7.8%
Construction Material	6.5	7.5	-13.5%
Capital Assets	6.3	7.6	-16.6%
Footwear and clothing	6.1	5.6	8.9%
Services - Other	52.4	49.5	5.7%
Commerce - Other	28.0	25.6	9.2%
Industry - Other	12.9	12.7	1.5%
Other	50.8	49.1	3.6%
Total	**421.7**	**401.3**	**5.1%**

Credit Concentration[1]

Jun-20

R$ billion

	Loan, lease and other credit operations		Loan, lease, other credit operations and securities of companies and financial institutions	
	Risk	% of Total	Risk	% of Total
Largest Debtor	7.5	1.0	11.1	1.2
10 largest debtors	36.0	4.9	66.3	7.4
20 largest debtors	52.6	7.2	100.7	11.2
50 largest debtors	83.0	11.4	161.2	17.9
100 largest debtors	114.5	15.7	212.6	23.6


4%
1%
5%
11%
38%
12%
12%
17%
Other
Real Estate and Construction
Vehicles and Transportation
Banks and other financial institutions
Industry and Extractivism
Consumer Goods
Agriculture and Related
Public Sector

(1) Includes financial guarantees provided; (2) Industry and Extractivism = Mining (+) Steel and Metallurgy (+) Capital Assets (+) Petrochemical and Chemical (+) Energy and sewage (+) Oil and gas. Consumer Goods = Food and beverage (+) Pharmaceuticals and cosmetics (+) Electronic and IT. Vehicles and Transportation = Transportation (+) Vehicles and autoparts. Real Estate and Construction = Real estate agents (+) Construction material (+) Infrastructure work. Agriculture and Related = Agribusiness and fertilizers (+) Sugar and alcohol. Other = Telecommunications (+) Commerce – Other (+) Services – Other (+) Industry – Other (+) Entertainment and Tourism (+) Other.

102

Additional Credit Information Portfolio by Vintage¹ Profile of credit portfolio by origination period: R$ billion • Older vintages with higher spreads are losing relevance compared to the most recent ones. • 62.1% of total origination was created in the past 12 months. 553 640 657 34.8% 33.8% 33.1% 5.1% 3.8% 4.7% 6.4% 7.3% 6.5% 8.0% 8.3% 8.6% 10.0% 12.0% 11.7% 35.7% 34.8% 35.3% 2Q19 1Q20 2Q20 Actual Quarter (q) q-1 q-2 q-3 q-4 q=<-5 (1) Does not include financial guarantees provided. 103

LoanAdditionalInformation Portfolio Mix Change ¹ (%) R$ billion Consolidated jun/20 3. 0 19.3 15.5 11.1 5.5 7.4 7.7 30.5 jun/20 27.8 22.3 4.3 16.0 8.0 10.7 11.0 jun/19 24.6 19.8 4.3 19.9 8.0 11.0 12.3 Brazil 2 jun/18 28.3 18.4 4.0 18.2 7.5 11.1 12.5 jun/17 32.7 16.3 4.0 16.1 7.2 10.9 12.8 jun/16 34.0 16.3 4.6 14.9 7.7 9.9 12.7 Corporate Very Small, Small and Middle Market Vehicles Credit Card Personal Loans Latin America 3 Mortgage Loans Payroll Loans (1) Does not include financial guarantees provided; (2) Includes units abroad ex-Latin America; (3) Excludes Brazil. 104

Additional Renegotiated Information Loans Operations 2Q20 25.2 25.7 25.2 25.4 24.7 26.0 25.7 28.9 32.6 Portfolio in Brazil 35.7 31.7 3.2 Latin America 27.5 27.9 27.6 28.4 28.1 1.6 27.3 26.9 2.7 2.5 1.7 Written-off as a Loss 2.3 2.2 2.1 2.3 2.3 2.4 9.8 1.8 1.8 1.8 1.8 1.3 2.0 2.0 7.9 Over 90 days overdue 8.5 8.7 8.2 8.0 7.3 7.6 7.3 7.6 31-90 days overdue 6.1 5.1 4.8 4.9 4.9 5.2 5.5 1.3 1.0 Up to 30 days overdue 5.2 1.3 1.4 1.4 1.4 1.3 1.3 1.2 Non-overdue 9.9 11.9 12.5 8.5 8.8 9.0 9.2 9.8 9.6 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Jun-20 105

Additional Information

Provision for Loan Losses and Cost of Credit

R$ million

Provision for Loan Losses by Segment


5.0% 5.0% 4.7% 4.5% 4.1% 3.6% 3.7% 3.3% 3.4% 3.0% 2.9% 3.1% 3.2% 3.5% 4.2% 6.8% 4.7%
6,337 6,169 5,823 5,392 4,948 4,282 4,483 4,111 4,271 3,904 3,796 4,206 4,407 4,922 6,145 10,398 7,561
396 412 757 432 598 514 701 554 621 514 423 489 568 638 1,252 808 795
1,546 1,825 1,070 1,410 619 532 248 393 168 412 2,441 1,845
4,395 3,932 3,996 3,550 3,732 3,236 3,534 3,165 3,482 3,688 3,726 4,021 4,210 4,461 4,481 7,149 4,922
-298 -354 -304 -371 -177
2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20
Retail Banking - Brazil
Wholesale Banking - Brazil
Latin America ex-Brazil
Provision for Loan Losses / Loan Portfolio (*) - Annualized

(*) Average balance of the loan portfolio, considering the last two quarters.

Cost of Credit

(Provision for Loan Losses + Recovery of Loans Written Off as Losses + Impairment + Discounts Granted)

R$ million


4.1% 3.7% 4.2% 3.6% 3.0% 2.7% 2.9% 2.5% 2.4% 2.1% 2.1% 2.3% 2.4% 2.6% 3.3% 5.3% 3.9%
6,335 5,582 6,352 5,281 4,474 3,990 4,257 3,788 3,601 3,263 3,415 3,804 4,044 4,495 5,811 10,087 7,770
2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20
Cost of Credit
Cost of Credit / Total Risk (*) - Annualized

(*) Average balance of the loan portfolio with financial guarantees provided and corporate securities, considering the last two quarters.

Note: Includes the consolidation of Citibank as of 4Q17.

106

Additional Allowance Information for Loan Losses by Risk – Consolidated R$ million Allocation of Total Allowance by Type of Risk -Consolidated Jun-20 12,135 11,383 25,749 49,267 Mar-20 12,978 11,471 22,634 47,083 Jun-19 10,666 9,514 12,910 33,091 Overdue operations according to the Potential Loss Brazilian Central Bank Renegotiations and overdue loans Provision < 100% Renegotiations 25,749 1,136 22,634 739 323 6,544 2,613 84% 5,222 12,978 12,135 33% 5,761 10,666 2,996 11,471 11,383 1,915 1,665 12,910 7,398 790 9,514 1,611 1,571 5,962 1,212 754 1,168 Fully Provisioned 1,241 2,388 3,588 2,820 Overdue 3,457 926 3,254 10,272 9,717 435 11,450 11,806 8,286 431 6,992 6,273 7,065 67% 5,019 16% 208 1,232 6,721 Jun-19 Mar-20 Jun-20 Jun-19 Mar-20 Jun-20 Jun-19 Mar-20 Jun-20 1 Includes unitsabroadex-Latin America. ² Excludes Brazil. Retail-Brazil1 Wholesale -Brazil1 Latin America 2 107

Additional Information

Non Performing Loans Ratios


90-day NPL Ratio| Consolidated (%)
4.5 4.2 3.9 3.7 3.4 3.7 3.5 3.4 3.4 3.5 3.2
3.6 3.4 3.2 3.1 2.8 3.0 2.9 2.9 3.0 3.1 2.7
1.1 1.3 1.2 1.6 1.5 1.4 1.4 1.4 1.9 2.0 1.4
Jun-16 Mar-17 Jun-17 Mar-18 Jun-18 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Jun-20
Total
Brazil¹
Latin America²


15 to 90-day NPL Ratio | Consolidated - %
3.6 3.3 2.9 3.1 2.8 2.6 2.5 2.5 2.4 3.0 1.9
3.2 3.2 2.7 2.7 2.7 2.5 2.5 2.3 2.3 2.6 1.7
2.1 2.7 2.8 2.6 2.5 2.4 2.4 2.2 2.4 1.7
Jun-16 Mar-17 Jun-17 Mar-18 Jun-18 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Jun-20
Total
Brazil¹
Latin America²


90-day NPL Ratio | Brazil ¹ (%)
5.9 5.3 4.9 4.6 4.5 4.4 4.5 4.7 4.8 5.1 5.0
5.6 5.3 5.2 4.1 3.6 2.7 2.4 2.3 2.3 2.3 2.0
1.6 1.6 1.2 1.8 1.0 2.7 1.8 1.4 0.5 1.1 0.7
Jun-16 Mar-17 Jun-17 Mar-18 Jun-18 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Jun-20
Individuals
Corporate
Very Small, Small and Middle Market Companies


15 to 90-day NPL Ratio | Brazil ¹ - %
4.2 4.0 3.7 3.5 3.5 3.4 3.4 3.2 3.1 3.5 2.4
4.0 3.5 2.7 2.3 2.2 1.7 1.6 1.4 1.6 1.9 1.0
2.4 2.1 1.0 0.8 1.7 0.7 0.9 0.7 1.2 0.7 0.9
Jun-16 Mar-17 Jun-17 Mar-18 Jun-18 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Jun-20
Individuals
Corporate
Very Small, Small and Middle Market Companies

Note: Total and Latin America 15 to 90-day NPL Ratios prior to June 2016 do not include CorpBanca.
(1) Includes units abroad ex-Latin America. (2) Excludes Brazil.

108

Additional NPL Creation Information R$ billion 7.3 5.3 5.0 5.1 5.0 4.4 4.7 3.8 4.9 4.4 3.3 4.3 3.9 3.5 3.5 3.5 3.6 3.2 1.2 1.2 1.0 1.1 0.5 0.7 0.9 0.4 0.1 1.1 0.3 -0.5 0.4 0.3 0.4 0.4 -0.2 -0.3 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 Total Retail Banking—Brazil Whosale Banking—Brazil Latin America ex-Brazil 109

Additional Provision Information for Loan Losses and NPL Creation by Segment Retail Banking -Brazil 153% R$ billion 145% 100% 104% 108% 113% 108% 104% 102% 7.1 3.5 3.5 3.7 3.5 3.7 3.5 4.0 3.6 4.2 3.9 4.5 4.3 4.5 4.4 4.9 4.9 3.2 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 Wholesale Banking -Brazil R$ billion 215% -66% -29% -53% -26% -87% -119% -89% 2.4 1.1 1.8 0.2 1.0 0.7 1.2 0.4 -0.2 0.4 0.1 -0.3 -0.3 -0.4 -0.3 -0.4 -0.2 -0.5 -982% 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 Latin America ex–Brazil R$ billion 316% 114% 130% 133% 136% 138% 75% 115% 66% 0.6 0.5 0.5 0.4 0.4 0.3 0.5 0.4 0.6 0.4 0.6 0.9 1.3 1.1 0.8 1.2 0.8 0.3 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 Total 230% R$ billion 143% 113% 85% 83% 93% 93% 122% 79% 4.3 3.8 3.9 5.0 3.8 4.4 4.2 5.1 4.4 4.7 4.9 5.3 6.1 5.0 10.4 7.3 7.6 3.3 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 Provision for Loan Losses NPL Creation Provision for Loan Losses / NPL Creation 110

Additional Insurance, Information Pension Plan and Premium Bonds In R$ millions 2Q20 1Q20ï„ï€ ï€ 2Q19ï„ï€ ï€ Earned Premiums 1,046 1,082 -3.4% 1,075 -2.7% Revenues from Pension Plan 50 64 -22.0% 117 -57.3% Revenues from Premium Bonds 61 107 -42.8% 107 -42.7% Managerial Financial Margin 25 (34)- (0)- Commissions and Fees 495 549 -9.8% 515 -3.8% Earnings of Affiliates 161 117 37.4% 164 -1.6% Revenues from Insurance, Pension Plan and Premium Bonds 1,839 1,887 -2.5% 1,978 -7.0% Retained Claims (321) (329) -2.5% (297) 8.1% Insurance Selling Expenses (10) (5) 102.1% (6) 71.9% Result from Insurance, Pension Plan and Premium Bonds 1,508 1,553 -2.9% 1,675 -10.0% Recurring Net Income 652 612 6.7% 680 -4.1% Result from Insurance, Pension Plan and Premium Bonds R$ million 1,675 1,706 1,645 1,590 1,607 1,521 1,575 1,553 1,508 5.9% 5.6% 5.8% 5.7% 5.5% 5.4% 5.4% 5.4% 5.3% 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 Result from Insurance, Pension Plan and Premium Bonds Operations Result/Operating Revenues 1 (1) Operating Revenues including the Result from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses. 111

Additional Information

Balance Sheet – Assets and Liabilities

R$ million

Assets	2Q20	1Q20	Δ	2Q19	Δ
Current and Long-term Assets	**2,039,147**	**1,944,899**	**4.8%**	**1,644,067**	**24.0%**
Cash and Cash Equivalents	85,428	71,881	18.8%	59,313	44.0%
Short-term Interbank Investments	316,297	282,565	11.9%	258,710	22.3%
Securities and Derivative Financial Instruments	645,988	605,985	6.6%	473,608	36.4%
Interbank and Interbranch Accounts	127,087	107,734	18.0%	134,741	-5.7%
Loan, Lease and Other Loan Operations	657,478	639,699	2.8%	552,909	18.9%
(Allowance for Loan Losses)	(48,286)	(46,240)	4.4%	(31,952)	51.1%
Other Assets	255,155	283,276	-9.9%	196,738	29.7%
Permanent Assets	**35,975**	**37,599**	**-4.3%**	**34,312**	**4.8%**
Total Assets	**2,075,122**	**1,982,498**	**4.7%**	**1,678,378**	**23.6%**

Liabilities	2Q20	1Q20	Δ	2Q19	Δ
Current and Long-Term Liabilities	**1,934,181**	**1,843,947**	**4.9%**	**1,537,520**	**25.8%**
Deposits	727,196	606,750	19.9%	463,259	57.0%
Deposits Received under Securities Repurchase Agreements	316,954	313,540	1.1%	316,543	0.1%
Fund from Acceptances and Issue of Securities	145,140	154,146	-5.8%	125,336	15.8%
Interbank and Interbranch Accounts	51,945	52,074	-0.2%	55,243	-6.0%
Borrowings and Onlendings	95,184	94,909	0.3%	72,788	30.8%
Derivative Financial Instruments	89,137	87,909	1.4%	35,655	150.0%
Technical Provisions for Insurance, Pension Plans and Premium Bonds	218,386	214,565	1.8%	211,905	3.1%
Other Liabilities	290,238	320,054	-9.3%	256,790	13.0%
Deferred Income	**3,123**	**3,286**	**-5.0%**	**2,606**	**19.9%**
Minority Interest in Subsidiaries	**11,461**	**11,641**	**-1.5%**	**12,515**	**-8.4%**
Stockholders' Equity	**126,357**	**123,624**	**2.2%**	**125,737**	**0.5%**
Total Liabilities and Equity	**2,075,122**	**1,982,498**	**4.7%**	**1,678,378**	**23.6%**

112

Additional Information

Funding

- Loan Portfolio mainly funded by domestic client funding
- Diversified funding base

In R$ millions, end of period	2Q20	1Q20	Δ	2Q19	Δ
Funding from Clients (A)	**806,755**	**700,779**	**15.1%**	**550,691**	**46.5%**
Demand Deposits	118,787	101,711	16.8%	73,352	61.9%
Savings Deposits	163,755	149,600	9.5%	137,568	19.0%
Time Deposits	439,797	350,704	25.4%	250,521	75.6%
Debentures (Linked to Repurchase Agreements and Third Parties' Operations)	3,392	4,166	-18.6%	10,426	-67.5%
Funds from Bills[(1)] and Structured Operations Certificates	81,024	94,598	-14.3%	78,824	2.8%
Other Funding (B)	**202,827**	**199,400**	**1.7%**	**148,763**	**36.3%**
Onlending	11,694	10,648	9.8%	14,615	-20.0%
Borrowings	83,490	84,261	-0.9%	58,174	43.5%
Securities Obligations Abroad	64,116	59,548	7.7%	46,513	37.8%
Other[(2)]	43,526	44,943	-3.2%	29,463	47.7%
Portfolio Managed and Investment Funds[(3)] (C)	**1,331,135**	**1,302,887**	**2.2%**	**1,200,283**	**10.9%**
Total (A) + (B) + (C)	**2,340,717**	**2,203,065**	**6.2%**	**1,899,738**	**23.2%**

(1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. (2) Includes installments of subordinated debt that are not included in the Tier II Referential Equity. (3) Includes Certificates of Banks Deposits (CDB), Certificates of Agribusiness Receivables (CRA), Certificates of Real Estate Receivables (CRI), Debentures, Agricultural Credit Bonds (LCA) and Real Estate Credit Bonds (LCI).

113

Funding Additional Information Ratio between Loan Portfolio and Funding % Funding (Maturity Breakdown) In days 96.0% 96.9% 93.3% 91.9% 81.2% 75.6% 78.6% 79.0% 78.2% 76.7% 71.1% 65.1% R$ billion 181-365 Over to365 1,010 31-180 11.3% 900 870 788 8.4% 737 760 36.0% 691 699 657 618 635 640 566 544 571 553 576 583 44.3% 0-30 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Jun-20 Portfolio / Funding fromclientsandother funding Portfolio / Funding fromclientsandother funding net of reserve andcash Loan portfolio Loan portfolio Funding fromclientsandother funding Funding fromclientsandother funding net of reserve required byBACEN andCash 114

2Q20 Institutional Presentation Itaú Unibanco Holding S.A. ITUB LISTED CDP LEVEL 1 NYSE BM&FBOVESPA